AvalonBay
COMMUNITIES, INC.

ANNUAL REPORT 2002



Focus

AvalonBay
COMMUNITIES, INC.

Our focus at AvalonBay is on developing, acquiring and operating superior apartment communities in high barrier-to-entry markets, which are characterized by limited new supply and a difficult entitlement process. Our goal is to be the *Customer-Focused Market Leader* in each of our chosen markets and to preserve and enhance shareholder value.

Our portfolio is focused in 11 states and the District of Columbia. We own or hold ownership interest in 149 properties containing 43,608 apartment homes. More information about AvalonBay may be found on our website at www.avalonbay.com.

COVER PHOTO: AVALON AT CAHILL PARK, SAN JOSE, CA

At AvalonBay, our focus is on our customers, associates and shareholders.

fo-cus (fō´kəs) n., pl. foci

1. refinements to achieve a clearer vision
   STRATEGIC FOCUS page 8

2. primary center
   CUSTOMER FOCUS page 12

3. central point of activity
   PRODUCT FOCUS page 16

4. point at which commitments meet
   FINANCIAL FOCUS page 20

To Our Shareholders

2002 was a challenging year for the apartment industry and for AvalonBay. The effects of the weak economy and the strength of the for-sale housing market dramatically affected apartment fundamentals throughout the country and particularly in our markets. This resulted in declining earnings and net operating income (NOI) during 2002 throughout most of the apartment sector. Despite deteriorating operating fundamentals, investor interest in apartment sales was extremely strong, confirming investors' continued belief in the long-term attractiveness of apartments.

Despite a challenging 2002 and a cautious outlook for 2003, we have much to be proud of regarding our performance this year and we continue to be optimistic about our long-term prospects. During this past year, we focused on those elements of our business that we could control and that would enhance both current and future performance. Our focus resulted in a number of achievements that position us well for the future. In the balance of this letter, I will provide a **Recap of 2002,** discuss our ongoing **Strategic Assessment,** and outline our thoughts and plans for **2003 and Beyond.**

Recap of 2002

AvalonBay achieved Funds from Operations (FFO) of $3.65 per share in 2002 compared with $4.06 in 2001. NOI from established communities declined 9.9% for the full year 2002. These results reflect the difficult operating environment in many of our markets, as well as uncontrollable external cost pressures, such as rising insurance costs, that are impacting all businesses.

Despite a challenging 2002 and a cautious outlook for 2003, we have much to be proud of regarding our performance this year and we continue to be optimistic about our long-term prospects.

The job losses seen nationally in 2002 were more pronounced in our markets. This represented a reset of market fundamentals from the unsustainable levels of growth in the late 1990's and early 2000. Our markets benefited greatly during the past economic expansion from some of the strongest growth industries of the 1990's. However, by early 2001, the technology, financial services and telecommunications industries had entered a deep recession, and we felt the full impact of these job losses on our financial results in 2002. As during past recessions, job losses accelerated both nationally and in our markets. Job losses in our markets totaled 335,000 during the year, resulting in a rate of job loss 25% greater than that of the nation as a whole.

However, unlike past recessions, this downturn has been characterized by relatively high consumer confidence levels and strong home sales fueled by historically low interest rates and relaxed underwriting standards. Our business was further impacted by a shift in renter sentiment toward more affordable apartment product—a classic recessionary consumer reaction. While all apartment classes have been negatively affected by this recession, the Class A market, AvalonBay's primary property segment, saw considerable revenue pressure as consumers looked for ways to "tighten their belts." The convergence of these factors altered the dynamics of the current operating environment, resulting in weak demand/supply fundamentals in our markets.



AVALON ORCHARDS
MARLBOROUGH, MA

Fortunately, we still enjoy one of the strongest financial positions in the apartment sector, which has allowed us to manage through these events while having sufficient resources to execute our business plan. AvalonBay has an enduring strategy with a goal to perform in the top of our sector when measured over an entire business cycle. We will continue to execute this successful strategy, as it has delivered NOI, FFO, estimated net asset value (NAV), dividend growth and total shareholder returns in the top third of the apartment sector since 1995, our first full year as a public company.

We will continue to execute this successful strategy, as it has delivered NOI, FFO, NAV, dividend growth and total shareholder returns in the top third of the apartment sector since 1995, our first full year as a public company.

In light of the current economic challenges, AvalonBay is more focused than ever before. This focus has resulted in many notable achievements:

Investment Activity We completed ten communities with a total capitalization of approximately $470 million—on time and below original cost estimates. Respectful of the risk of delivering new development into a difficult economic climate, we made pricing and leasing adjustments early in 2002 to aggressively absorb new deliveries of communities under construction. This strategy paid off as earlier absorption allowed us to attain many of our occupancy and revenue goals.

We were active in acquisitions, completing $140 million of transactions. Our acquisitions were focused in Southern California and Fairfield County, Connecticut, as we continued to strengthen our market presence and product offerings in both these high barrier-to-entry markets. We sold one community in Brookline, Massachusetts for $80 million, recognizing an economic gain of $43 million and generating an annualized unleveraged rate of return on our investment of 22%.

During the year, we took advantage of the favorable interest rate environment by issuing $450 million of long-term debt at an average interest rate of 5.8%. As a result of these financings and asset sales, we have the financial flexibility to delay a return to the capital markets during 2003, should capital market conditions be unfavorable.

We improved our market research and forecasting skills—important tools during all phases of the business cycle, but especially valuable during these volatile times.

Customer Focus We worked particularly hard at better understanding our customers, both those who choose to rent with us, as well as those who decide to rent elsewhere. During 2002, numerous focus groups were conducted and over 40,000 individual residents were surveyed. The input we received allows us to ensure that our product and service offerings are continually refined to respond to the ever-changing needs of our residents. Examples of some of the adjustments we made as a result of this ongoing customer feedback include the redesign of certain apartment floor plans, the reprogramming of some of our community amenities, and a major focus on improving all forms of communications with our residents.



AVALON ON THE SOUND
NEW ROCHELLE, NY

In today's market environment, our customers have many choices. We need to ensure that we are capturing the dominant share of potential customers. Also, once they move in, we need to ensure that the quality of their living experience exceeds their expectations, resulting in longer stays and reduced turnover.

Market Research and Forecasting We improved our market research and forecasting skills—important tools during all phases of the business cycle, but especially valuable during these volatile times. An example of our efforts is the development of a revenue guidance model that is used to help project future revenue trends. This model uses historical relationships between supply/demand ratios and actual revenue changes to assist in projecting future revenues.

Operating Efficiencies We improved our operating efficiency both at the property level and at the corporate level. We were able to reduce total overhead (capitalized and expensed) costs by approximately 5.5% even though the number of communities in our portfolio grew by 6% during the same period. We continue to be impacted by significant property operating cost increases over which we have less control, such as higher insurance expenses (up 70%). These types of increases require us to be even more focused and efficient in those areas where we can exercise greater control.

The above accomplishments are the result of the talents and hard work of our associates and demonstrate how we have had to dig deeper into all aspects of our business in order to optimize performance in the current operating environment.

Strategic Assessment

Each year, we review our strategy in the context of existing conditions and potential long-term challenges or opportunities. Throughout 2002, we took a disciplined approach to evaluating our industry position and realigning several short-term operating tactics. We wanted to ensure that we were utilizing every tool available to optimize current performance without compromising our long-term strategic goals. For example, we suspended development in some of our markets and executed common stock repurchases and preferred stock redemptions. While we believe refining our tactics to respond to short-term market conditions is the right thing to do, we remain committed to our long-term strategic vision—*"To more deeply penetrate our chosen markets through a broader range of products and services with an increased focus on our customer."*

We believe that our job is to continually refine, not radically alter, our strategy with a goal of maximizing long-term value creation for our shareholders. We believe in the soundness of our long-term strategy and have acted accordingly.

These short-term refinements were needed to manage through a tough operating climate. Additional adjustments may be required if significant job losses in our markets persist. We will, however, continue to focus on our high barrier-to-entry markets, as they were selected to outperform over an entire business cycle—not over a one- or two-year period. We believe the best test of the quality of a strategy is how a company responds during times of economic change. Changes in strategy for short-term performance gain would be shortsighted and we have avoided this temptation. We believe that our job is to continually refine, not radically alter, our strategy with a goal of maximizing long-term value creation for our shareholders. We believe in the soundness of our long-term strategy and have acted accordingly.

2003 and Beyond

While some macro-economic improvement is expected in 2003, the apartment sector and AvalonBay will continue to be impacted by weak employment growth and continued new supply. Significant improvements in operating fundamentals will not occur until material job growth returns and home sales recede.

We will preserve and enhance our financial strength and flexibility, matching our capital structure with business risks.



AVALON AT EDGEWATER
EDGEWATER, NJ

We do not expect any material job growth in our markets during 2003, and to the extent there is positive job growth, its impact on 2003 results will be negligible, as it is likely to come late in the year. While we cannot predict interest rate movements, an increase in rates would benefit the Company's performance. High single-family home prices in our markets, combined with higher mortgage rates, would likely shift rental demand back in our favor. Further, our low exposure to floating rate debt limits the adverse financial impact of a rising interest rate environment.

Given our assessment for 2003, which assumes another challenging year for AvalonBay and for the apartment sector as a whole, how will we respond?

- We will accelerate disposition activity to capitalize on an expected favorable sales environment. Sales of properties dilute key short-term performance measures, including FFO. But these sales will help achieve some of our portfolio rebalancing objectives, enhancing long-term earnings and NAV growth, as well as balance sheet strength.
- We will continue to selectively develop new communities where market conditions and investment economics justify, but at significantly reduced volumes. We recognize that the economic forecast remains too cloudy to continue to deliver new product into the market at historical levels. New starts will require compelling investment opportunities that provide both short- and long-term value creation, while meeting even tougher underwriting requirements.
- We will preserve and enhance our financial strength and flexibility, matching our capital structure with business risks. We may opportunistically redeem debt and equity securities during 2003 from proceeds of asset sales and retained cash. Our common stock dividends are expected to be approximately 85% of our FFO in 2003. We

expect to have one of the strongest dividend and retained cash positions in the sector, achieved even with dividend increases that have outpaced the apartment sector over the past three years.

- We will continue to focus on our customer, study who they are and what they desire from their rental experience. We want to know our residents even better in the future than we do today. Listening to our residents and satisfying their needs with products and services that exceed expectations are integral to the success of the Company.

Clearly, this downturn has caused us to respond operationally to the changing market fundamentals. Yet our long-term **focus** remains unchanged. Throughout the following pages, you will learn about our keen focus in the areas of our **strategy,** our **customer,** our **product,** and finally our **financial performance.**

In closing, I would like to thank our shareholders for their support, our associates for their tireless commitment and the high quality of their efforts, and our customers for choosing an AvalonBay community as their home.

Thank you.

Bryce Blair
Chairman, CEO and President



BRYCE BLAIR, CHAIRMAN, CEO AND PRESIDENT

Refinements to Achieve a Clearer Vision

We have a well-defined strategy that we review and refine each year. In 2002, we maintained our focus on portfolio management, seeking to further penetrate our chosen markets and earn the highest risk-adjusted returns from our assets. We continued to sharpen our geographic focus through targeted development where current economics justified construction, through selective dispositions and through truly discriminating acquisitions. By following this strategy, we achieved a deeper presence in fewer markets, improving operations and lowering operating and management costs.

STRATEGIC FOCUS

True to our strategy, we more deeply penetrated our chosen markets through development in Washington, DC, New York, New Jersey, Connecticut and Northern California, and through acquisition activity in Stamford, Connecticut and Burbank, California.

We also rebalanced and diversified our portfolio in the greater Boston market through the sale of Avalon at Longwood Towers, in Brookline, and the development of new communities in Weymouth, Saugus, Newton and Westborough. The new communities in Boston provide submarket diversification while offering attractive initial returns.

Additionally, we were active on the redevelopment front, completing exterior and interior improvements and updating amenities at Avalon Bedford in Stamford, Connecticut and Avalon at Media Center in Burbank, California.

We believe this disciplined geographic focus will enable our portfolio of premium apartment homes to outperform our competition over the full range of the business cycle.

Deeper Presence in Fewer Markets


Average Apt. Homes/Market
1,584
2,660
Geographic Markets
26
16
○ 1998 ● 2003

2003 data is a projection based on planned disposition and development activity.



AVALON TOWERS ON THE PENINSULA, MOUNTAIN VIEW CA

AVALON AT ROCK SPRING
BETHESDA, MD

AVALON AT ROCK SPRING IS LOCATED IN SUBURBAN WASHINGTON, DC, AN AREA WITH EDUCATION AND INCOME LEVELS WELL ABOVE THE NATIONAL AVERAGE. STRONG DEMOGRAPHICS COMBINED WITH A PRIME LOCATION CLOSE TO EMPLOYMENT CENTERS, KEY TRANSPORTATION ARTERIES AND MASS TRANSIT MAKE THIS A SOUGHT AFTER ADDRESS FOR PROSPECTIVE RESIDENTS.





AVALON ESTATES
HULL, MA

DEVELOPING AVALON ESTATES REQUIRED THE ADAPTIVE REUSE OF A 100-YEAR-OLD CARRIAGE HOUSE, SATISFYING NEIGHBORHOOD DESIRES FOR HISTORICAL PRESERVATION WHILE PROVIDING AN ATTRACTIVE COMMUNITY CENTER FOR OUR RESIDENTS. WORKING WITH NEIGHBORS, LISTENING TO OUR CUSTOMERS AND RESPECTING LOCAL ARCHITECTURAL HERITAGE ENABLED US TO CREATE AN ATTRACTIVE LIVING ENVIRONMENT THAT OUR RESIDENTS VALUE.

We strive to more deeply penetrate our chosen markets through a broader range of products and services with an increased focus on our customer.



Primary Center

Our customers are the primary center of our focus as we continuously work towards *Enhancing the Lives of Our Residents.* We reaffirmed our commitment to the customer in 2002 through our Customer Focus Initiative. This initiative has two components, "customer knowledge" and "customer service." These components help ensure that we deliver what the customer wants, not what we think they want, allowing us to exceed expectations at a lower cost and with enhanced returns.

Customer knowledge is gained through focus groups, individual customer surveys and ongoing demographic research. We capture additional resident feedback and preferences at the key resident touch points of move-in, renewal and move-out.

CUSTOMER FOCUS

Our residents are diverse in terms of income and stage of career, but are generally affluent and well educated. Establishing multiple points of resident feedback keeps us current on customer needs and provides ideas for future products and services. For example, based on input from our customers, we now offer maid referral and online utility hook-up services at many communities, as well as special shopping discounts to all our residents through Avalon Access—the resident-only section of our website.

This increased emphasis on our customer will play a key role in positioning AvalonBay as the *Customer-Focused Market Leader* in each of our chosen markets.

Resident Profile

Annual Household Income


$100K+
24%
29%
less than $50K
$75K–$100K
21%
26%
$50K–$75K

Stage of Career


Retired
6%
Late
11%
41%
Early
Mid
42%

Source: AvalonBay Resident Survey (October 2002)



AVALON AT ARLINGTON SQUARE, ARLINGTON, VA

CUSTOMER KNOWLEDGE LEADS TO A SATISFIED AND LOYAL RESIDENT BASE. OUR MOST RECENT ANNUAL SURVEY IDENTIFIED IMPROVED SERVICE TRENDS, AS 85% OF OUR COMMUNITIES WERE RATED "GOOD" TO "OUTSTANDING" BY OUR RESIDENTS.

CONGRATULATIONS TO THE TEAM AT AVALON ESTATES, FROM OUR BOSTON REGION, FOR ACHIEVING THE HIGHEST CUSTOMER SERVICE RANKING IN OUR PORTFOLIO FOR THE SECOND CONSECUTIVE YEAR!

RESIDENT SATISFACTION

OVERALL SATISFACTION	UP 5%*
RESIDENTS INTENDING TO RENEW THEIR LEASE	UP 21%*
COMMUNITIES RATED 'GOOD' TO 'OUTSTANDING'	85%

*Changes Relative to 2001 Survey
Source: AVB Resident Survey (October 2002)

CHANGE IN RENTAL HOUSEHOLDS BY AGE GROUP


Change in Rental Households (in thousands)
under 26
134
858
26-45
-87
-802
46-65
799
2,647
66+
-200
686
○ 1990-2000
● Projected 2000-2010

Source: Based on US Census Bureau Data

FORESIGHT AND CAREFUL PLANNING ARE REQUIRED TO ENSURE OUR PRODUCTS AND SERVICES ARE POSITIONED SQUARELY IN THE PATH OF GROWTH. BY 2010, PROJECTIONS ARE THAT RENTER DEMAND WILL GROW PREDOMINANTLY IN TWO SEGMENTS, "EMPTY NESTERS" (46-65) AND "ECHO BOOMERS" (UNDER 25). AVALONBAY'S PIPELINE OF PRODUCTS AND SERVICES CONTINUOUSLY EVOLVES TO MEET THE NEEDS OF OUR CURRENT AND PROSPECTIVE RESIDENTS.



At AvalonBay, our core purpose is to *Enhance the Lives of Our Residents*. We pursue this purpose with a commitment to integrity, a spirit of caring, and a focus on continuous improvement.



Central Point of Activity

We employ a unique decentralized business model, where developing the right product in the right place is the central point of activity. We focus on creating value by seeking out the best locations, determining the optimal product type, and then adding features and amenities the customer values most.

We accomplish this by staffing regional offices with local "sharp shooters"—highly competent, locally based professionals who are connected to the communities where they live and do business. We leverage their understanding of the local demographics, employment trends and politics with centralized support in the areas of financial services, marketing, human resources, market research and customer knowledge.

PRODUCT FOCUS

Our goal is not to be exclusively urban or suburban, nor to be overly focused on one product offering, but to meet the increasingly diverse needs of our customers with a broader range of products and services. Meeting customer needs drove our efforts to develop an expertise in the design and construction of a wide variety of apartment product. These efforts transformed our portfolio from a homogenous set of largely garden apartments to a substantial mix of garden, townhome, mid-rise and high-rise communities.

By addressing changing customer preferences based on market and consumer research, we continue to create value by offering luxury communities in desirable locations with amenities and services designed to provide residents the "gift of time."

Product Mix
% of Total Apartment Homes



1994
Mid/High-Rise
14%
Garden
86%
2003
Townhomes
4%
Mid/High-Rise
25%
71%
Garden

2003 data is a projection based on planned disposition and development activity.



AVALON OAKS, WILMINGTON, MA

VALUE HARVESTED

AVALON AT LONGWOOD TOWERS
BROOKLINE, MA

PURCHASE PRICE	$17 M
RENOVATION CAPITAL	$20 M
TOTAL INVESTMENT	$37 M
SALE PRICE	$80 M
VALUE CREATED[1]	$43 M
INTERNAL RATE OF RETURN	22%





VALUE GROWING

AVALON AT CAMERON COURT
ALEXANDRIA, VA

COMPLETION DATE	DEC. 1998
INVESTED CAPITAL	$43 M
CURRENT ESTIMATED VALUE	$84 M
IMPLIED VALUE CREATED[1]	$41 M
IMPLIED INTERNAL RATE OF RETURN	26%

We create value by combining customer and market knowledge to develop superior communities in prime locations that provide our residents with the lifestyle they desire.



Point at Which Commitments Meet

Ultimately, creating shareholder value is the point at which our commitments meet. A strong financial position, combined with a strategic focus on our customers and our products, is integral to preserving and creating shareholder value.

We entered this downturn with one of the strongest balance sheets in the industry. We used our financial flexibility to regulate development starts while preserving future development opportunities. Our financial strength has enabled us to increase common stock dividends over the past three years by an average rate of 11%, one of the highest levels in the sector, while preserving one of the lowest payout ratios in the industry.

FINANCIAL FOCUS

In 2002, we took steps to optimize our capital structure through $107 million of common and preferred stock repurchases. We also took advantage of historically low interest rates and credit spreads by issuing $450 million of unsecured debt with an average term of eight years and an average rate of only 5.8%.

Despite 2002's significant challenges and the difficult outlook for 2003, our financial strength remains intact. We outperformed our peers over past business cycles and are well positioned to once again exceed expectations over the next business cycle.

Attractive Shareholder Return[2]
Compound Annual Growth Rate



Dec. 31, 1994–Dec. 31, 2002
15.1%
11.2%
10.3%
7.8%
AvalonBay
Apt. Equity REITs
S&P 500
NASDAQ Comp.

Source: National Association of Real Estate Investment Trusts (NAREIT); Bloomberg



AVALON RIVERVIEW, LONG ISLAND CITY, NY



OUR GOAL IS TO OUTPERFORM OVER AN ENTIRE BUSINESS CYCLE. FOR THE MOST RECENT EIGHT-YEAR PERIOD, AVALONBAY'S NET OPERATING INCOME AND FUNDS FROM OPERATIONS GROWTH NOT ONLY EXCEEDED INDUSTRY AVERAGES, BUT ALSO RANKED IN THE TOP THIRD OF ALL MULTIFAMILY REITS.

BUSINESS CYCLE OUTPERFORMANCE
1995-2002



NOI Growth[3]
5.0%
4.1%
FFO Per Share Growth[4]
8.1%
5.9%
AvalonBay
Multifamily Average

Sources: NOI Growth—AvalonBay calculated internally, Multifamily Average provided by Green Street Advisors, Inc.; FFO Per Share Growth—AvalonBay calculated internally, Multifamily Average based on NAREIT and individual company data.

BUSINESS CYCLE OUTPERFORMANCE
1995-2002



Dividend Growth[5]
8.9%
4.9%
Estimated NAV Per Share Growth[6]
7.5%
2.2%
AvalonBay
Multifamily Average

Sources: Dividend Growth—AvalonBay calculated internally, Multifamily Average based on NAREIT and individual company data; Estimated NAV Per Share Growth—AvalonBay and Multifamily Average provided by Green Street Advisors, Inc.

SOUND FINANCIAL PRACTICES CONTRIBUTED TO SECTOR-LEADING PERFORMANCE. AVALONBAY'S AVERAGE ANNUAL DIVIDEND GROWTH OF 8.9% OVER THE PAST EIGHT YEARS IS THE THIRD HIGHEST WITHIN THE MULTIFAMILY SECTOR. OUR COMPOUND ANNUAL GROWTH RATE OF 15.1% FOR THE SAME PERIOD IS IN THE TOP THIRD OF THE SECTOR, AND THE INCREASE IN OUR ESTIMATED NAV PER SHARE DURING THIS EIGHT-YEAR PERIOD OUTPERFORMED ELEVEN OUT OF TWELVE MULTIFAMILY COMPANIES.[6]



We believe in providing a high quality of reported earnings and financial disclosures that help investors understand our current results, our business opportunities and risks, and how we measure our progress toward achieving our long-term strategy.



Notes

1. Value created (or implied value created) is calculated as the difference between sales price (or current estimated value), excluding costs of sale, and the total investment (investment capital). Current estimated value is based on AvalonBay's internal appraisal of the value of a particular community, which may differ from appraisals or valuations calculated by others.

2. Represents the Compound Annual Growth Rate, including reinvestment of dividends, for the period indicated. Total shareholder return for any period within this timeframe varies. Past performance is no guarantee of future results.

3. Represents NOI growth from Established Communities. AVB average NOI growth for the years 1995 through 2002 is presented on a pro forma basis as if the 1998 merger of Avalon Properties, Inc. and Bay Apartment Communities, Inc. had occurred at the beginning of 1994. 1995 was the first full year in which both Avalon Properties, Inc. and Bay Apartment Communities, Inc. operated as public companies. Average NOI growth for any year within this timeframe varies.

4. FFO per share obtained from individual company reports was adjusted to conform to NAREIT's definition where appropriate. FFO per share growth for any year within this timeframe varies.

5. Represents average annual dividend growth for the period indicated. Dividend growth for any year within this timeframe varies.

6. Estimated NAV per share growth provided by Green Street Advisors, Inc. for both AVB and the multifamily sector. Estimated NAV per share growth calculated by others may differ from Green Street Advisors' estimates. Estimated NAV per share growth for any year within this timeframe varies.

Glossary

Funds from Operations (FFO). FFO is determined in accordance with a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT). For further discussion of FFO and for a reconciliation of FFO to Net Income, see the section titled "Funds from Operations" within "Management Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

Net Operating Income (NOI). NOI represents aggregate community level NOI and does not include a management fee, any allocation of corporate overhead, or unallocated property management costs, and it is not a measure that can be determined in accordance with GAAP. NOI should not be considered an alternative to operating income (as determined in accordance with GAAP) as an indicator of the Company's or a community's operating performance. NOI as disclosed by other REITs may not be comparable to the Company's calculation. The determination of NOI and its reconciliation to Net Income is set forth within "Management Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

Established Communities. Established Communities are communities that the Company owned in each of the last two years and that had stabilized operating costs at the beginning of the first year, such that a comparison of the performance between years is meaningful. Established Communities are sometimes referred to as "Same-Store" communities.

Estimated Net Asset Value (NAV Per Share). Estimated NAV per share is the estimated market value of a Company's assets less all current and long-term liabilities divided by the number of outstanding common shares and operating partnership units. The calculation of estimated NAV per share by others may not be comparable to the calculation prepared by Green Street Advisors, Inc. and used for computing averages in this report.

Internal Rate of Return (IRR). IRR is the rate of return earned over the entire period of ownership of the community, after considering our capitalized cost for the investment, the NOI generated by the investment and the proceeds received at disposition.

Board of Directors

The AvalonBay Board of Directors is committed to sound corporate governance practices. The Board, consisting of eight members, has seven non-employee directors. Directors observe a detailed ethics and conflict of interest policy. The Board's Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee consist solely of non-employee directors. To further promote sound corporate governance practices and effective Board management, the non-employee directors designated Lance R. Primis to act as Lead Independent Director, effective January 1, 2003.



Standing left to right

John J. Healy, Jr.
Founder and Chief Executive Officer Hyde Street Holdings, Inc.

Lance R. Primis
Managing Partner Lance R. Primis and Partners, LLC

Gilbert M. Meyer
Founder and President Greenbriar Homes Communities, Inc.

Bruce A. Choate
Chief Executive Officer and President Watson Land Company

Bryce Blair
Chairman of the Board, Chief Executive Officer and President AvalonBay Communities, Inc.

Seated left to right

Amy P. Williams
Vice President, Finance and Planning Allstate Insurance Company

Allan D. Schuster
Private Investor

Charles D. Peebler, Jr.
Managing Director Plum Capital, LLC

2002 Financial Review

SELECTED FINANCIAL DATA	27
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
CONSOLIDATED BALANCE SHEETS	44
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME	45
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY	46
CONSOLIDATED STATEMENTS OF CASH FLOWS	47
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	49
REPORT OF INDEPENDENT AUDITORS	70
MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	71
AVALONBAY CORPORATE INFORMATION	72

Selected Financial Data

The following table provides historical consolidated financial, operating and other data for AvalonBay Communities, Inc. You should read the table with our Consolidated Financial Statements and the Notes included in this report.

	Years ended				
(Dollars in thousands, except per share information)	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98
Revenue:					
Rental income	$ 630,502	$ 629,545	$ 564,613	$ 497,824	$ 364,522
Management fees	1,355	1,325	1,051	1,176	1,377
Other income	7,109	2,953	401	236	(403)
Total revenue	638,966	633,823	566,065	499,236	365,496
Expenses:					
Operating expenses, excluding property taxes	176,587	159,665	140,633	133,730	102,679
Property taxes	56,352	51,686	46,409	42,203	31,279
Interest expense	121,380	103,189	83,582	74,689	54,642
Depreciation expense	143,782	128,642	120,915	108,367	76,512
General and administrative	14,332	15,224	13,013	9,592	9,124
Non-recurring items	—	—	—	16,782	—
Impairment loss	6,800	—	—	—	—
Total expenses	519,233	458,406	404,552	385,363	274,236
Equity in income of unconsolidated entities	55	856	2,428	2,867	2,638
Interest income	3,978	6,823	4,764	7,362	3,508
Minority interest in consolidated partnerships	(2,570)	(597)	(1,908)	(1,975)	(1,770)
Income before gain on sale of communities and extraordinary item	121,196	182,499	166,797	122,127	95,636
Gain on sale of communities	—	62,852	40,779	47,093	25,270
Income from continuing operations before extraordinary item	121,196	245,351	207,576	169,220	120,906
Discontinued operations:					
Operating income	3,529	3,646	3,028	3,056	2,874
Gain on sale of communities	48,893	—	—	—	—
Total discontinued operations	52,422	3,646	3,028	3,056	2,874
Income before extraordinary item	173,618	248,997	210,604	172,276	123,780
Extraordinary item	—	—	—	—	(245)
Net income	173,618	248,997	210,604	172,276	123,535
Dividends attributable to preferred stock	(17,896)	(32,497)	(39,779)	(39,779)	(28,132)
Net income available to common stockholders	$ 155,722	$ 216,500	$ 170,825	$ 132,497	$ 95,403
Per Common Share and Share Information:					
Per common share—basic					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.50	$ 3.11	$ 2.53	$ 2.00	$ 1.83
Discontinued operations	$ 0.76	$ 0.08	$ 0.05	$ 0.05	$ 0.06
Net income available to common stockholders	$ 2.26	$ 3.19	$ 2.58	$ 2.05	$ 1.89
Weighted average common shares outstanding	68,772,139	67,842,752	66,309,707	64,724,799	50,387,258
Per common share—diluted					
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.49	$ 3.05	$ 2.49	$ 1.98	$ 1.82
Discontinued operations	$ 0.74	$ 0.07	$ 0.04	$ 0.05	$ 0.06
Net income available to common stockholders	$ 2.23	$ 3.12	$ 2.53	$ 2.03	$ 1.88
Weighted average common shares and units outstanding	70,674,211	69,781,719	68,140,998	66,110,664	51,771,247
Cash dividends declared	$ 2.80	$ 2.56	$ 2.24	$ 2.06	$ 2.04

	Years ended				
	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98
Other Information:					
Net income	$ 173,618	$ 248,997	$ 210,604	$ 172,276	$ 123,535
Depreciation—continuing operations	143,782	128,642	120,915	108,367	76,512
Depreciation—discontinued operations	695	1,437	1,695	1,392	862
Interest expense—continuing operations	121,380	103,189	83,582	74,689	54,642
Interest expense—discontinued operations	2	14	27	10	8
Interest income	(3,978)	(6,823)	(4,764)	(7,362)	(3,508)
Non-recurring items	—	—	—	16,782	—
Gain on sale of communities, net of impairment loss on planned dispositions	(42,093)	(62,852)	(40,779)	(47,093)	(25,270)
Extraordinary item	—	—	—	—	245
Gross EBITDA(1)	$ 393,406	$ 412,604	$ 371,280	$ 319,061	$ 227,026
Funds from Operations(2)	$ 258,210	$ 283,293	$ 252,013	$ 196,058	$ 148,487
Number of Current Communities(3)	137	126	126	122	127
Number of apartment homes	40,179	37,228	37,147	36,008	37,911
Balance Sheet Information:					
Real estate, before accumulated depreciation	$5,369,453	$4,837,869	$4,535,969	$4,266,426	$4,006,456
Total assets	$4,950,835	$4,664,289	$4,397,255	$4,154,662	$4,005,013
Notes payable and unsecured credit facilities	$2,471,163	$2,082,769	$1,729,924	$1,593,647	$1,484,371
Cash Flow Information:					
Net cash flows provided by operating activities	$ 308,109	$ 320,606	$ 302,083	$ 251,779	$ 192,339
Net cash flows used in investing activities	$ (440,331)	$ (270,406)	$ (258,155)	$ (236,687)	$ (566,516)
Net cash flows provided by (used in) financing activities	$ 72,589	$ (34,444)	$ 5,685	$ (16,361)	$ 376,345

Notes to Selected Financial Data

(1) Gross EBITDA represents earnings before interest, income taxes, depreciation and amortization, non-recurring items, gain on sale of communities, impairment loss on planned dispositions and extraordinary items. Gross EBITDA is relevant to an understanding of the economics of AvalonBay because it is one indication of cash flow available from continuing operations to service fixed obligations. Gross EBITDA should not be considered as an alternative to operating income (as determined in accordance with generally accepted accounting principles, or "GAAP"), as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our calculation of gross EBITDA may not be comparable to gross EBITDA as calculated by other companies.

(2) We generally consider Funds from Operations, or FFO, to be an appropriate measure of our operating performance because it helps investors understand our ability to incur and service debt and to make capital expenditures. We believe that to gain a clear understanding of our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations included elsewhere in this report. Consistent with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts®, we calculate FFO as:

- net income or loss computed in accordance with GAAP, except that excluded from net income or loss are gains or losses on sales of property (including any impairment loss on planned dispositions) and extraordinary gains or losses (as defined by GAAP);
- plus depreciation of real estate assets; and
- after adjustments for unconsolidated partnerships and joint ventures.

FFO does not represent cash generated from operating activities in accordance with GAAP. Therefore it should not be considered as an alternative to net income as an indication of performance. FFO should also not be considered an alternative to net cash flows from operating activities, as determined by GAAP, or as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. Further, FFO as calculated by other REITs may not be comparable to our calculation of FFO. Calculations for FFO are presented below:

	Years ended				
	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98
Net income	$ 173,618	$ 248,997	$ 210,604	$ 172,276	$ 123,535
Dividends attributable to preferred stock	(17,896)	(32,497)	(39,779)	(39,779)	(28,132)
Depreciation—real estate assets	140,964	125,547	117,721	106,536	74,752
Depreciation—discontinued operations	695	1,437	1,695	1,392	862
Joint venture adjustments	1,321	1,102	792	751	725
Minority interest expense	1,601	1,559	1,759	1,975	1,770
Gain on sale of communities, net of impairment loss on planned dispositions	(42,093)	(62,852)	(40,779)	(47,093)	(25,270)
Extraordinary items	—	—	—	—	245
Funds from Operations	$ 258,210	$ 283,293	$ 252,013	$ 196,058	$ 148,487
Net cash provided by operating activities	$ 308,109	$ 320,606	$ 302,083	$ 251,779	$ 192,339
Net cash used in investing activities	$ (440,331)	$ (270,406)	$ (258,155)	$ (236,687)	$ (566,516)
Net cash provided by (used in) financing activities	$ 72,589	$ (34,444)	$ 5,685	$ (16,361)	$ 376,345

(3) Current Communities consist of all communities other than those which are still under construction and have not received a final certificate of occupancy.

Management Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report, including the footnotes to our Consolidated Financial Statements which immediately follow, contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "project," "plan," "will" and other similar expressions in this Annual Report, that predict or indicate future events and trends or that do not report historical matters. In addition, information concerning the following are forward-looking statements:

- the timing and cost of completion of apartment communities under construction, reconstruction, development or redevelopment;
- the timing of lease-up, occupancy and stabilization of apartment communities;
- the pursuit of land on which we are considering future development;
- cost, yield and earnings estimates; and
- the development of management information systems by companies in which we have an investment and our implementation and use of those systems.

We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, the following:

- we may fail to secure development opportunities due to an inability to reach agreements with third parties or to obtain desired zoning and other local approvals;
- we may abandon or defer development opportunities for a number of reasons, including changes in local market conditions which make development less desirable, increases in costs of development and increases in the cost of capital;
- construction costs of a community may exceed our original estimates;
- we may not complete construction and lease-up of communities under development or redevelopment on schedule, resulting in increased interest expense and construction costs and reduced rental revenues;
- occupancy rates and market rents may be adversely affected by local economic and market conditions which are beyond our control;
- financing may not be available on favorable terms or at all, and our cash flow from operations and access to cost effective capital may be insufficient for the development of our pipeline and could limit our pursuit of opportunities;
- our cash flow may be insufficient to meet required payments of principal and interest, and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness;
- we may be unsuccessful in managing our current growth in the number of apartment communities; and
- companies developing software applications and ancillary services in which we have invested may be unsuccessful in achieving their business plans or unsuccessful in obtaining additional funding, which could lead to a partial or complete loss of our investment in these companies.

You should read our Consolidated Financial Statements and notes included in this report in conjunction with the following discussion. These forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake to update these forward-looking statements, and you should not rely upon them after the date of this report.

Business Description and Community Information

We are a Maryland corporation that has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes. We focus on the ownership and operation of upscale apartment communities (which generally command among the highest rents in their submarkets) in high barrier-to-entry markets of the United States. This is because we believe that, long term, the limited new supply of upscale apartment homes and lower housing affordability in these markets will result in larger increases in cash flows relative to other markets over an entire business cycle. However, we are in a period of a business cycle where rents are resetting to lower levels, resulting in a decline in cash flows in 2002 compared to 2001. These barriers-to-entry generally include a difficult and lengthy entitlement process with local jurisdictions and dense urban or suburban areas where zoned and entitled land ("in-fill locations") is in limited supply. Our markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the United States.

We are a fully-integrated real estate organization with in-house expertise in the following areas:

- development and redevelopment;
- construction and reconstruction;
- leasing and management;
- acquisition and disposition;
- financing;
- marketing; and
- information technologies.

We believe apartment communities present an attractive long-term investment opportunity compared to other real estate investments because a broad potential resident base should result in relatively stable demand over a real estate cycle. We intend to pursue real estate investments in markets where constraints to new supply exist and where new household formations are expected to out-pace multifamily permit activity over the course of the real estate cycle. A number of our markets are experiencing economic contraction due to continuing job losses, particularly in the technology, telecom and financial services sectors. We expect these conditions to continue for most of 2003.

Although we believe we are well-positioned to continue to pursue opportunities to develop and acquire upscale apartment homes based on our in-house capabilities and expertise, we expect to decrease acquisition and development activity during 2003 as compared to prior years and plan to increase disposition activity. The level of disposition, acquisition or development volume is heavily influenced by capital market conditions, including prevailing interest rates. Given current capital market and real estate market conditions, we are evaluating the appropriate allocation of capital investment among development and redevelopment communities, the acquisition of existing communities, and stock redemptions/repurchases. In addition, we expect to increase disposition activity to realize a portion of the value created over the past business cycle as well as to provide additional liquidity. See "Liquidity and Capital Resources" and "Future Financing and Capital Needs."

Our real estate investments consist primarily of current operating apartment communities, communities in various stages of development, and development rights (i.e., land or land options held for development). Our current operating communities are further distinguished as Established, Other Stabilized, Lease-Up and Redevelopment. A description of these categories and operating performance information can be found in Note 9, "Segment Reporting," in our Consolidated Financial Statements included in this report.

On December 31, 2002, we owned or had an ownership interest in these categories as follows:

	Number of communities	Number of apartment homes
Current Communities		
Established Communities:		
Northeast	27	7,196
Mid-Atlantic	18	5,154
Midwest	9	2,624
Pacific Northwest	3	907
Northern California	29	8,601
Southern California	11	3,404
Total Established	97	27,886
Other Stabilized Communities:		
Northeast	11	3,040
Mid-Atlantic	2	960
Midwest	—	—
Pacific Northwest	8	2,152
Northern California	2	499
Southern California	6	2,253
Total Other Stabilized	29	8,904
Lease-Up Communities	9	2,300
Redevelopment Communities	2	1,089
Total Current Communities	137	40,179
Development Communities	12	3,429
Development Rights	38	9,950

Results of Operations and Funds From Operations

A comparison of our operating results for the years 2002, 2001 and 2000 follows:

(dollars in thousands)	2002	2001	Change $	Change %	2001	2000	Change $	Change %
Revenue:								
Rental income	$630,502	$629,545	$ 957	0.2%	$629,545	$564,613	$ 64,932	11.5%
Management fees	1,355	1,325	30	2.3%	1,325	1,051	274	26.1%
Other income	7,109	2,953	4,156	140.7%	2,953	401	2,552	636.4%
Total revenue	638,966	633,823	5,143	0.8%	633,823	566,065	67,758	12.0%
Expenses:								
Direct property operating expenses, excluding property taxes	144,424	126,698	17,726	14.0%	126,698	112,522	14,176	12.6%
Property taxes	56,352	51,686	4,666	9.0%	51,686	46,409	5,277	11.4%
Total community operating expenses	200,776	178,384	22,392	12.6%	178,384	158,931	19,453	12.2%
Net operating income	438,190	455,439	(17,249)	(3.8%)	455,439	407,134	48,305	11.9%
Property management and other indirect operating expenses	32,163	32,967	(804)	(2.4%)	32,967	28,111	4,856	17.3%
Interest expense	121,380	103,189	18,191	17.6%	103,189	83,582	19,607	23.5%
Depreciation expense	143,782	128,642	15,140	11.8%	128,642	120,915	7,727	6.4%
General and administrative expense	14,332	15,224	(892)	(5.9%)	15,224	13,013	2,211	17.0%
Impairment loss	6,800	—	6,800	100.0%	—	—	—	—
Total other expenses	318,457	280,022	38,435	13.7%	280,022	245,621	34,401	14.0%
Equity in income of unconsolidated entities	55	856	(801)	(93.6%)	856	2,428	(1,572)	(64.7%)
Interest income	3,978	6,823	(2,845)	(41.7%)	6,823	4,764	2,059	43.2%
Minority interest in consolidated partnerships	(2,570)	(597)	(1,973)	330.5%	(597)	(1,908)	1,311	(68.7%)
Income before gain on sale of communities	121,196	182,499	(61,303)	(33.6%)	182,499	166,797	15,702	9.4%
Gain on sale of communities	—	62,852	(62,852)	(100.0%)	62,852	40,779	22,073	54.1%
Income from continuing operations	121,196	245,351	(124,155)	(50.6%)	245,351	207,576	37,775	18.2%
Discontinued operations:								
Operating income	3,529	3,646	(117)	(3.2%)	3,646	3,028	618	20.4%
Gain on sale of communities	48,893	—	48,893	100.0%	—	—	—	—
Total discontinued operations	52,422	3,646	48,776	1,337.8%	3,646	3,028	618	20.4%
Net income	173,618	248,997	(75,379)	(30.3%)	248,997	210,604	38,393	18.2%
Dividends attributable to preferred stock	(17,896)	(32,497)	14,601	(44.9%)	(32,497)	(39,779)	7,282	(18.3%)
Net income available to common stockholders	$155,722	$216,500	$(60,778)	(28.1%)	$216,500	$170,825	$45,675	26.7%

Net income available to common stockholders decreased $60,778,000 (28.1%) to $155,722,000 in 2002. This decrease is primarily attributable to fewer gains on sales of communities in 2002, coupled with a decline in net operating income due to deteriorating market conditions in several of our principal markets and increases in interest and depreciation expenses. Net income available to common stockholders increased by $45,675,000 (26.7%) to $216,500,000 in 2001 due to additional net operating income from newly developed and redeveloped communities, as well as growth in net operating income from Established Communities and increased gain on sale of communities.

Net operating income ("NOI") is calculated at the community level and represents total revenue less direct property operating expenses, including property taxes, and excludes property management and other indirect operating expenses, interest expense, depreciation expense, general and administrative expense and impairment losses. We believe that NOI is an appropriate supplemental measure of our operating performance because it helps investors to understand the recurring operations of our real estate portfolio, as well as provide insight into how management evaluates operations on a segment basis. NOI does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP"). Therefore, it should not be considered an alternative to net income as an indication of our performance. NOI should also not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. A calculation of NOI, along with a reconciliation to net income, is provided in the preceding table.

The NOI decrease of $17,249,000 for the year ended December 31, 2002 and the increase of $48,305,000 for the year ended December 31, 2001 as compared to the prior years consist of changes in the following categories:

	2002 Increase (Decrease)	2001 Increase (Decrease)
Established Communities	$(36,680,000)	$21,783,000
Other Stabilized Communities	10,830,000	23,267,000
Communities sold	(13,037,000)	(12,841,000)
Development and Redevelopment Communities	21,638,000	16,096,000
Total NOI	$(17,249,000)	$48,305,000

The NOI decrease in Established Communities in 2002 was largely due to the effects of the weakened economy in many of our submarkets. Strong single family home sales, partially fueled by a low mortgage rate environment, in addition to continuing job losses in many of our submarkets, have aggravated a weak demand environment, causing market rental rates and occupancies to decline. We currently expect to continue to experience weak demand during most of 2003. We also anticipate that any growth or improvement that we may experience in late 2003 will be at a slower rate than that experienced by the overall market and economy, if any, due to the types of industries (technology, telecom, financial services) that make up a large proportion of the jobs in our markets.

Rental income increased due to rental income generated from acquired and newly developed communities offset by a decline in occupancies and effective rental rates for Established Communities.

Overall Portfolio—The weighted average number of occupied apartment homes increased to 34,888 apartment homes for 2002 compared to 34,417 apartment homes for 2001 and 33,976 in 2000. This change in 2002 is primarily the result of increased homes available from acquired and newly developed communities, offset by occupancy declines related to the weakened demand in certain of our submarkets. The weighted average monthly revenue per occupied apartment home decreased to $1,522 in 2002 compared to $1,543 in 2001 and $1,402 in 2000.

Established Communities—Rental revenue decreased $30,679,000 (6.1%) in 2002 and increased by $26,268,000 (6.6%) in 2001. The decrease in 2002 is due to both declining effective rental rates and declining economic occupancy. The increase in 2001 is due to market conditions during the year that allowed for higher average rents partially offset by lower economic occupancy. For 2002, the weighted average monthly revenue per occupied apartment home decreased (4.1%) to $1,511 compared to $1,576 for 2001, partially due to increased concessions granted in 2002. The average economic occupancy decreased from 95.5% in 2001 to 93.5% for 2002. Economic occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue. Economic occupancy is defined as gross potential revenue less vacancy loss as a percentage of gross potential revenue. Gross potential revenue is determined by valuing occupied homes at contract rates and vacant homes at market rents.

Although most of our markets have experienced weak demand, we have observed the most significant declines in average rental rates and occupancy during 2002 in certain Northern California and Northeast submarkets. Northern California, which accounts for approximately 32.0% of current Established Community rental revenue, experienced a decline in rental revenue in 2002, partially related to job losses in the technology sector. Although economic occupancy remained flat in Northern California in 2002 as compared to 2001, average rental rates dropped 12.6% from $1,788 to $1,562 for those same periods.

The Northeast region also accounts for approximately 32.0% of current Established Community rental revenue and has been experiencing a decline in rental revenue, primarily the result of job losses in the financial services sector. Economic occupancy decreased in the Northeast, from 96.9% in 2001 to 92.6% for 2002, while average rental rates improved slightly during 2002.

Other income increased primarily due to the recognition of $5,800,000 and $2,500,000 in 2002 and 2001, respectively, of business interruption insurance related to the settlement of a fire insurance claim that occurred during the construction of Avalon at Edgewater. In addition, we recognized $711,000 in the first quarter of 2002 in construction management fees in connection with the redevelopment of a community owned by a limited liability company in which we have a membership interest.

Direct property operating expenses, excluding property taxes increased due to the addition of newly developed, redeveloped and acquired apartment homes coupled with increased insurance, marketing and bad debt. Insurance expense has increased over the past two years, particularly during 2001 as the insurance and reinsurance markets deteriorated, resulting in higher insurance costs for the entire real estate sector. We renewed our general liability policy on August 1, 2002 and our property coverage on November 1, 2002. Insurance and other costs associated with Development and Redevelopment Communities are expensed as communities move from the initial construction and lease-up phase to the stabilized operating phase. Marketing initiatives have been expanded in response to the weak demand, and bad debt expense has increased as a direct result of continuing job losses and the weakened economy.

For Established Communities, direct property operating expenses, excluding property taxes, increased $5,579,000 (6.1%) to $97,082,000 due to the increases in insurance, marketing and bad debt expenses discussed above. During 2001, operating expenses increased $3,559,000 (4.8%) due to increases in insurance, utilities, marketing and office and administration expenses.

Property taxes increased due to higher assessments and the addition of newly developed and redeveloped apartment homes. Property taxes on Development and Redevelopment Communities are capitalized while the community is under construction. We begin to expense these costs as homes within the community receive a final certificate of occupancy.

For Established Communities, the increases in property taxes in 2002 and 2001 of $550,000 and $969,000, respectively, were primarily due to higher assessments throughout all regions.

Property management and other indirect operating expenses decreased in 2002 and increased in 2001 as a result of executive separation costs that were recognized in 2001 but not in 2002 or 2000. The decrease in 2002 is partially offset by increases in unallocated central marketing costs and abandoned pursuit costs. Similar to the community level, central marketing initiatives have been expanded in response to the weak demand. Abandoned pursuit costs increased $600,000 from $2,200,000 in 2001 to $2,800,000 in 2002 related to development rights which may not be developed as planned.

Interest expense increased in 2002 due to the issuance of $750,000,000 of unsecured notes between September 2001 and December 2002, partially offset by the repayment of $100,000,000 of unsecured notes in September 2002 and overall lower interest rates on both short-term and long-term borrowings. In addition, higher average outstanding balances on our unsecured credit facility resulted in higher interest expense between years. Interest expense increased in 2001 due to the issuance of $650,000,000 of unsecured notes during 2000 and 2001.

Depreciation expense increased primarily related to acquisitions and completion of development or redevelopment activities. We expect depreciation expense to continue to increase as we complete additional development and redevelopment communities, partially offset by the elimination of depreciation of communities that are sold or designated as held for sale during 2003.

General and administrative expense decreased in 2002 and increased in 2001 as a result of additional compensation expense recognized in the fourth quarter of 2001 due to the retirement of a senior executive. Unfilled positions and lower incentive compensation also contributed to the decrease in 2002.

Impairment loss of $6,800,000 was recorded during 2002 related to two land parcels that as of December 31, 2002 were determined not likely to proceed to development and therefore were planned for disposition. This loss was recorded to reflect the parcels at fair market value (based on their entitlement status as of December 31, 2002), less estimated selling costs. In February 2003, we won an appeal regarding the entitlement status of one of these parcels. If we decide to continue with the planned disposition, this change in entitlement status may increase the potential value of the land and therefore decrease the previously estimated loss that would be recognized at the date of disposal. However, we are currently reevaluating our plans for this parcel, which may result in 2003 in the partial recovery of the impairment loss recognized in 2002, if we decide to hold the land for development.

Equity in income of unconsolidated entities decreased during 2002 primarily due to losses recorded for an investment in a technology company accounted for under the equity method. During 2002 and 2001, we recorded losses of $3,166,000 and $1,730,000, respectively, related to this investment, bringing the carrying value of this investment to zero as of December 31, 2002. In addition, a $934,000 valuation allowance was recorded during 2001 for an investment in a different technology company which contributed to the decrease in 2001 over the prior year period.

Interest income during 2002 decreased due to lower average cash balances invested and lower interest rates. The increase in interest income during 2001 resulted from higher average cash balances invested.

Gain on sale of communities, including discontinued operations, of $48,893,000, $62,852,000 and $40,779,000 were realized in 2002, 2001 and 2000, respectively. These gains on the sale of communities are the result of our strategy to sell communities that do not meet our long-term strategic objectives and redeploy the proceeds to current Development and Redevelopment Communities. The amount of gains realized depend on many factors, including the number of communities sold, the size and carrying value of those communities, and the market conditions in the local area. In 2003, we expect to increase our disposition activity as compared to 2002.

Funds from Operations

We consider Funds from Operations ("FFO") to be an appropriate supplemental measure of our operating performance because it helps investors understand our ability to incur and service debt and to make capital expenditures. We believe that in order to understand our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations and Other Comprehensive Income included elsewhere in this report. Consistent with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts®, we calculate FFO as:

- net income or loss computed in accordance with GAAP, except that excluded from net income or loss are gains or losses on sales of property (including any impairment loss on planned dispositions) and extraordinary gains or losses (as defined by GAAP);
- plus depreciation of real estate assets; and
- after adjustments for unconsolidated partnerships and joint ventures.

FFO does not represent cash generated from operating activities in accordance with GAAP. Therefore it should not be considered an alternative to net income as an indication of our performance. FFO should also not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. Further, FFO as calculated by other REITs may not be comparable to our calculation of FFO.

The following is a reconciliation of net income to FFO and a presentation of GAAP based cash flow metrics:

	Years ended		
(dollars in thousands)	2002	2001	2000
Funds from Operations			
Net income	$ 173,618	$ 248,997	$ 210,604
Dividends attributable to preferred stock	(17,896)	(32,497)	(39,779)
Depreciation—real estate assets	140,964	125,547	117,721
Depreciation—discontinued operations	695	1,437	1,695
Joint venture adjustments	1,321	1,102	792
Minority interest expense	1,601	1,559	1,759
Gain on sale of communities, net of impairment loss on planned dispositions	(42,093)	(62,852)	(40,779)
Funds from Operations	$ 258,210	$ 283,293	$ 252,013
GAAP based Cash Flow Metrics			
Net cash provided by operating activities	$ 308,109	$ 320,606	$ 302,083
Net cash used in investing activities	$(440,331)	$(270,406)	$(258,155)
Net cash provided by (used in) financing activities	$ 72,589	$ (34,444)	$ 5,685

Capitalization of Fixed Assets and Community Improvements

Our policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. We capitalize improvements and upgrades only if the item:

- exceeds $15,000;
- extends the useful life of the asset; and
- is not related to making an apartment home ready for the next resident.

Under this policy, virtually all capitalized costs are non-recurring, as recurring make-ready costs are expensed as incurred. Recurring make-ready costs include the following:

- carpet and appliance replacements;
- floor coverings;
- interior painting; and
- other redecorating costs.

We capitalize purchases of personal property, such as computers and furniture, only if the item is a new addition and the item exceeds $2,500. We generally expense purchases of personal property made for replacement purposes. For Established and Other Stabilized Communities, we recorded non-revenue generating capitalized expenditures of approximately $302 per apartment home in 2002 and $251 per apartment home in 2001. The average maintenance costs charged to expense, including carpet and appliance replacements, related to these communities was $1,224 per apartment home in 2002 and $1,196 in 2001. We anticipate that capitalized costs per apartment home will gradually increase as the average age of our communities increases. We expect expensed maintenance costs to increase as the average age of our communities increases, and to fluctuate with changes in turnover.

We have expanded our Consolidated Statements of Cash Flows included elsewhere in this report to include additional information on capital expenditures. For the years ended December 31, 2002 and 2001, the amounts capitalized (excluding land costs) related to (i) acquisitions, development and redevelopment were $457,851,000 and $401,359,000, respectively, (ii) revenue generating expenditures, such as water sub-metering equipment and cable installations were $697,000 and $1,675,000, respectively, and (iii) non-revenue generating expenditures were $11,375,000 and $12,234,000, respectively.

Liquidity and Capital Resources

Liquidity The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by:

- the number of apartment homes;
- rental rates;
- occupancy levels; and
- our expenses with respect to these apartment homes.

The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, particularly to changes in interest rates. Changes in the capital markets environment affect our plans for undertaking construction and development as well as acquisition and disposition activity.

Cash and cash equivalents totaled $13,357,000 at December 31, 2002, a decrease of $59,633,000 for the year. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows included in this report.

Operating Activities—Net cash provided by operating activities decreased to $308,109,000 in 2002 from $320,606,000 in 2001 primarily due to the decline in operating income from Established Communities and the loss of operating income from communities sold during 2002 and 2001, partially offset by additional operating income from newly developed and redeveloped communities.

Investing Activities—Net cash used in investing activities of $440,331,000 in 2002 related to investments in assets through development, redevelopment and acquisition of apartment communities, partially offset by proceeds from the sales of apartment communities.

During 2002, we invested $545,202,000 in the purchase and development of real estate and capital expenditures.

- We began the development of seven new communities. These communities, if developed as expected, will contain a total of 1,987 apartment homes, and the total investment, including land acquisition costs, is projected to be approximately $371,200,000. We also completed the development of ten new communities containing a total of 2,521 apartment homes for a total investment, including land acquisition cost, of $466,600,000.
- We completed the redevelopment of two communities containing 1,116 apartment homes for a total investment in redevelopment (excluding acquisition costs) of $44,200,000.
- We acquired two communities containing 706 apartment homes for a total investment of $140,200,000, including the assumption of $33,900,000 in debt.
- We had capital expenditures relating to current communities' real estate assets of $10,930,000 and non-real estate capital expenditures of $1,142,000.

The development and redevelopment of communities involve risks that the investment will fail to perform in accordance with expectations. See "Risks of Development and Redevelopment" in Part I of our Form 10–K for the year ended December 31, 2002, filed with the Securities and Exchange Commission, for our discussion of these and other risks inherent in developing or redeveloping communities.

We sold one community during 2002, generating net proceeds of $78,454,000. These proceeds are being used to develop and redevelop communities currently under construction and reconstruction, as well as to repay and redeem certain debt and equity securities, as discussed below.

Financing Activities—Net cash provided by financing activities totaled $72,589,000 for the year ended December 31, 2002, primarily due to the issuance of unsecured notes and an increase in borrowings under our unsecured credit facility, partially offset by dividends paid, common stock repurchases, and the redemption of the Series C Preferred Stock. See Note 3, "Notes Payable, Unsecured Notes and Credit Facility," and Note 4, "Stockholders' Equity," in our Consolidated Financial Statements, for additional information.

We regularly review our short and long-term liquidity needs, the adequacy of Funds from Operations, as defined above, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

- normal recurring operating expenses;
- debt service and maturity payments;
- the distributions required with respect to preferred stock;
- the minimum dividend payments required to maintain our REIT qualification under the Internal Revenue Code of 1986;
- opportunities for the acquisition of improved property; and
- development and redevelopment activity in which we are currently engaged.

We anticipate that we can fully satisfy these needs from a combination of cash flows provided by operating activities, proceeds from asset dispositions and borrowing capacity under the unsecured credit facility.

One of our principal long-term liquidity needs is the repayment of medium and long-term debt at the time that such debt matures. For unsecured notes, we anticipate that no significant portion of the principal of these notes will be repaid prior to maturity. On January 15, 2003, $50,000,000 in unsecured notes matured and was paid, including the balance of accrued interest. During the remainder of 2003, we have $100,000,000 in maturing unsecured notes. If we do not have funds on hand sufficient to repay our indebtedness, it will be necessary for us to refinance this debt. This refinancing may be accomplished by uncollateralized private or public debt offerings, additional debt financing that is collateralized by mortgages on individual communities or groups of communities, draws on our credit facility, or by additional equity offerings. We also anticipate having retained cash flow available in each year so that when a debt obligation matures, some or all of each maturity can be satisfied from this retained cash. Although we believe we will have the capacity to meet our long-term liquidity needs, we cannot assure you that additional debt financing or debt or equity offerings will be available or, if available, that they will be on terms we consider satisfactory.

Capital Resources We intend to match the long-term nature of our real estate assets with long-term cost-effective capital to the extent permitted by prevailing market conditions. From January 1, 2000 through February 1, 2003, we issued $1,100,000,000 of unsecured notes through public offerings. We expect this source of capital, together with cash flow from operating activities, dispositions, and other sources of capital, to remain available to meet our capital needs, for the foreseeable future, although no assurance can be provided that the debt capital markets will remain available or that such debt will be available on attractive terms.

Variable Rate Unsecured Credit Facility

Our unsecured revolving credit facility is furnished by a syndicate of banks and provides up to $500,000,000 in short-term credit. Under the terms of the credit facility, if we elect to increase the facility up to $650,000,000, and one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment, then we will be able to increase the facility up to $650,000,000, and no member of the syndicate of banks can prohibit such increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. We pay participating banks, in the aggregate, an annual facility fee of $750,000 in equal quarterly installments. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on our unsecured notes and on a maturity schedule selected by us. The current stated pricing is LIBOR plus 0.60% per annum (1.94% on February 28, 2003). Pricing could vary if there is a change in rating by either of the two leading national rating agencies; a change in rating of one level would impact the unsecured credit facility pricing by 0.05% to 0.15%. A competitive bid option is available for borrowings of up to $400,000,000. This option allows banks that are part of the lender consortium to bid to provide us loans at a rate that is lower than the stated pricing provided by the unsecured credit facility. The competitive bid option may result in lower pricing if market conditions allow. Pricing under the competitive bid option resulted in average pricing of LIBOR plus 0.34% for amounts most recently borrowed under the competitive bid option. The existing facility matures in May 2005 assuming exercise of a one-year renewal at our option. At February 28, 2003, $155,470,000 was outstanding, $15,529,000 was used to provide letters of credit and $329,001,000 was available for borrowing under the unsecured credit facility.

Interest Rate Protection Agreements

We are not a party to any long-term interest rate agreements, other than interest rate protection and swap agreements on approximately $166,000,000 of our variable rate tax-exempt indebtedness. We intend, however, to evaluate the need for long-term interest rate protection agreements as interest rate market conditions dictate, and we have engaged a consultant to assist in managing our interest rate risks and exposure.

Future Financing and Capital Needs

As of December 31, 2002, we had 12 new communities under construction, for which a total estimated cost of $254,146,000 remained to be invested. In addition, we had two communities under reconstruction, for which a total estimated cost of $7,656,000 remained to be invested.

Substantially all of the capital expenditures necessary to complete the communities currently under construction and reconstruction will be funded from:

- the remaining capacity under our current $500,000,000 unsecured credit facility;
- the net proceeds from sales of existing communities;
- retained operating cash; and/or
- the issuance of debt or equity securities.

We expect to continue to fund development costs related to pursuing development rights from retained operating cash and borrowings under the unsecured credit facility. We believe these sources of capital will be adequate to take the proposed communities to the point in the development cycle where construction can begin. Before planned reconstruction activity or the construction of a development right begins, we intend to arrange adequate financing to complete these undertakings, although we cannot assure you that we will be able to obtain such financing. In the event that financing cannot be obtained, we may have to abandon development rights, write-off associated pursuit costs that were capitalized and/or forego reconstruction activity. In such instances, we will not realize the increased revenues and earnings that we expected from such pursuits.

Our liquidity could be adversely impacted by expanding development and acquisition activities and/or reduced capital (as compared to prior years) available from asset sales. To meet the balance of our liquidity needs under such conditions, we would need to arrange additional capacity under our existing unsecured credit facility, sell additional existing communities and/or issue additional debt or equity securities. While we believe we have the financial position to expand our short-term credit capacity and support our capital markets activity, we cannot assure you that we will be successful in completing these arrangements, sales or offerings. The failure to complete these transactions on a cost-effective basis could have a material adverse impact on our operating results and financial condition, including the abandonment of development pursuits.

It is our policy to sell assets that do not meet our long-term investment criteria when market conditions are favorable, and to redeploy the proceeds. When we decide to sell a community, we generally solicit competing bids from unrelated parties for these individual assets and consider the sales price and tax ramifications of each proposal. We intend to actively seek buyers for communities that we determine to hold for sale. We expect to accelerate our disposition program during 2003 in response to current and anticipated real estate and capital markets conditions. However, we cannot assure you that assets can be sold on terms that we consider satisfactory or that market conditions will continue to make the sale of assets an appealing strategy. Because the proceeds from the sale of communities may not be immediately redeployed into revenue generating assets, the immediate effect of a sale of a community is to reduce total revenues, total expenses and funds from operations. Therefore, an acceleration of our disposition program in 2003 may adversely impact total revenues and funds from operations. As of February 28, 2003, we have six communities classified as held for sale under GAAP. We are actively pursuing the disposition of these communities and expect to close during the first and second quarters of 2003. However, we cannot assure you that these communities will be sold as planned.

We have minority interest investments in three technology companies, including Constellation Real Technologies LLC, ("Constellation"), an entity formed by a number of real estate investment trusts and real estate operating companies for the purpose of investing in multi-sector real estate technology opportunities. Our original commitment to Constellation was $4,000,000 but, as a result of an agreement among the members reducing the commitment due from each member, our commitment is currently $2,600,000, of which we have contributed $959,000 to date. The remaining unfunded commitment of $1,641,000 is expected to be funded over the next five years. In January 2002, we invested an additional $2,300,000 in Realeum, Inc., ("Realeum"), a company involved in the development and deployment of a property management and leasing automation system. Pursuant to an agreement with Realeum, we utilize the property management and leasing automation system in exchange for payments under a licensing arrangement. Realeum is negotiating licensing arrangements with other real estate companies that we are unaffiliated with. If unsuccessful in negotiating additional licensing agreements, Realeum may be required to obtain additional sources of funding. Our third technology investment is in Rent.com, an internet-based rental housing information provider. We have no obligation to contribute additional funds to these technology investments, other than the commitment to Constellation as previously described.

Stock Repurchase Program

In July 2002 we announced that our Board of Directors had authorized a common stock repurchase program. Under this program, we may acquire shares of our common stock in open market or negotiated transactions up to an aggregate purchase price of $100,000,000. Actual purchases of stock will vary with market conditions. The size of the stock repurchase program was designed so that retained cash flow, as well as the proceeds from sales of existing apartment communities and a reduction in planned acquisitions, will provide the source of funding for the program, with our unsecured credit facility providing temporary funding as needed. Through February 28, 2003, we have acquired 2,042,600 shares at an aggregate cost of $77,381,000 under this program.

Redemption of Preferred Stock

In July 2002, we redeemed all 2,300,000 outstanding shares of our 8.50% Series C Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.1417 in accrued and unpaid dividends, for an aggregate redemption price of $57,826,000, including accrued dividends of $326,000. The redemption price was funded in part by the sale on July 11, 2002 of 592,000 shares of Series I Cumulative Redeemable Preferred Stock through a private placement to an institutional investor for a net purchase price of $14,504,000. The dividend rate on such shares was initially equal to 3.36% per annum (three month LIBOR plus 1.5%) of the liquidation preference. As permitted under the terms of such preferred stock, we redeemed all of the Series I Cumulative Redeemable Preferred Stock on August 29, 2002 for an aggregate redemption price of $14,609,000 including accrued dividends of $68,000.

As of February 1, 2003, we currently have the following series of redeemable preferred stock outstanding at an aggregate stated value of $181,692,500. These series have no stated maturity and are not subject to any sinking fund or mandatory redemptions. As these series become redeemable, we will evaluate the requirements necessary for such redemptions as well as the cost-effectiveness based on the existing market conditions.

Series	Shares outstanding February 1, 2003	Payable quarterly	Annual rate	Liquidation preference	Non-redeemable prior to
D	3,267,700	March, June, September, December	8.00%	$25	December 15, 2002 — Currently Redeemable
H	4,000,000	March, June, September, December	8.70%	$25	October 15, 2008

On February 18, 2003, we gave notice of our intent to redeem all 3,267,700 outstanding shares of our 8.00% Series D Cumulative Redeemable Preferred Stock. We anticipate closing this redemption on March 20, 2003 at a price of $25.00 per share, plus $0.0167 in accrued and unpaid dividends, for an aggregate redemption price of $81,747,000, including accrued dividends of $55,000. This redemption will be funded by the sale of shares of Series J Cumulative Redeemable Preferred Stock through a private placement to an institutional investor. The dividend rate on such shares will initially be based on three month LIBOR plus 1.5%. The Series J Cumulative Redeemable Preferred Stock will be redeemable at any time at our option.

Inflation and Deflation

Substantially all of our apartment leases are for a term of one year or less. In the event of significant inflation, this may enable us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term without penalty and therefore expose us to the effect of a decline in market rents. In a deflationary rent environment, as is currently being experienced, we are exposed to declining rents more quickly under these shorter-term leases.

Critical Accounting Policies

Our accounting policies are in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. Below is a discussion of accounting policies which we consider critical in that they may require complex judgment in their application or require estimates about matters which are inherently uncertain. Additional discussion of accounting policies which we consider significant, including further discussion of the critical accounting policies described below, can be found in the Notes to our Consolidated Financial Statements.

Real Estate Development Rights We capitalize pre-development costs incurred in pursuit of new development opportunities for which we currently believe future development is probable. These costs include legal fees, design fees and related overhead costs. The accompanying Consolidated Financial Statements include a charge to expense to provide an allowance for potentially unrecoverable capitalized pre-development costs. The determination of the charge to expense involves management judgment regarding the probability that a pursuit will not proceed to development.

Revenue Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." In accordance with our standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease—generally one year.

Real Estate If there is an event or change in circumstance that indicates an impairment in the value of a community, our policy is to assess the impairment by making a comparison of the current and projected operating cash flows of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flows of the community, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

Discontinued Operations On January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that the assets and liabilities and the results of operations of any communities which have been sold during 2002, or otherwise qualify as held for sale as of December 31, 2002, be presented as discontinued operations in our Consolidated Financial Statements in both current and prior periods presented. The community specific components of net income that are presented as discontinued operations include net operating income, depreciation and interest expense. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of communities held for sale is presented as discontinued operations when recognized. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less the cost to sell, and are presented separately in our Consolidated Balance Sheets. Subsequent to classification of a community as held for sale, no further depreciation is recorded on the assets.

Investments in Technology Companies We account for our investments in technology companies in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If there is an event or change in circumstance that indicates a loss in the value of an investment, our policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if we could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment. Due to the nature of these investments, an impairment in value can be difficult to determine.

Stock-Based Compensation During the periods presented in this report, we applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for our employee stock options. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 10, "Stock-Based Compensation Plans," in our Consolidated Financial Statements for information regarding the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Legal Contingencies We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. While the resolution of these matters cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on our financial position or the results of operations. Once it has been determined that a loss is probable to occur, the estimated amount of the loss is recorded in the financial statements. Both the amount of the loss and the point at which its occurrence is considered probable can be difficult to determine.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. We monitor interest rate fluctuations as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as rental rates and occupancy. The specific market risks and the potential impact on our operating results are described below.

Our operating results are affected by changes in interest rates as a result of borrowings under our variable rate unsecured credit facility as well as outstanding bonds with variable interest rates. We had $173,840,000 and $125,274,000 in variable rate debt outstanding as of December 31, 2002 and 2001, respectively. If interest rates on the variable rate debt had been 100 basis points higher throughout 2002 and 2001, our annual interest costs would have increased by approximately $2,557,000 and $1,500,000, respectively, based on balances outstanding during the applicable years.

We currently use interest rate swap agreements to reduce the impact of interest rate fluctuations on certain variable rate indebtedness. Under swap agreements,

- we agree to pay to a counterparty the interest that would have been incurred on a fixed principal amount at a fixed interest rate (generally, the interest rate on a particular treasury bond on the date the agreement is entered into, plus a fixed increment), and
- the counterparty agrees to pay to us the interest that would have been incurred on the same principal amount at an assumed floating interest rate tied to a particular market index.

As of December 31, 2002, the effect of swap agreements is to fix the interest rate on approximately $166,000,000 of our variable rate tax-exempt debt. Furthermore, a swap agreement to fix the interest rate on approximately $22,500,000 of unconsolidated variable rate debt exists as of December 31, 2002. The swap agreements on the consolidated variable rate tax-exempt debt were not electively entered into by us but, rather, were a requirement of either the bond issuer or the credit enhancement provider related to certain of our tax-exempt bond financings. Because the counterparties providing the swap agreements are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group and the interest rates fixed by the swap agreements are significantly higher than current market rates for such agreements, we do not believe there is exposure at this time to a default by a counterparty provider.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)	12-31-02	12-31-01
Assets		
Real estate:		
Land, including land held for development	$ 929,397	$ 821,808
Buildings and improvements	3,999,826	3,432,330
Furniture, fixtures and equipment	127,643	112,378
	5,056,866	4,366,516
Less accumulated depreciation	(584,022)	(440,259)
Net operating real estate	4,472,844	3,926,257
Construction in progress (including land)	312,587	433,944
Real estate assets held for sale, net	—	30,642
Total real estate, net	4,785,431	4,390,843
Cash and cash equivalents	13,357	72,990
Cash in escrow	10,239	49,965
Resident security deposits	21,839	20,370
Investments in unconsolidated real estate entities	14,591	15,066
Deferred financing costs, net	20,424	20,357
Deferred development costs, net	31,461	26,038
Participating mortgage notes	21,483	21,483
Prepaid expenses and other assets	32,010	47,177
Total assets	$4,950,835	$4,664,289
Liabilities and Stockholders' Equity		
Unsecured notes	$1,985,342	$1,635,000
Variable rate unsecured credit facility	28,970	—
Mortgage notes payable	456,851	447,769
Dividends payable	51,553	49,007
Payables for construction	29,768	43,656
Accrued expenses and other liabilities	51,652	51,627
Accrued interest payable	42,954	38,841
Resident security deposits	31,762	28,641
Total liabilities	2,678,852	2,294,541
Minority interest of unitholders in consolidated partnerships	77,443	55,193
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; $25 liquidation preference; 50,000,000 shares authorized at both December 31, 2002 and 2001; 7,267,700 and 9,567,700 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively.	73	96
Common stock, $.01 par value; 140,000,000 shares authorized at both December 31, 2002 and 2001; 68,202,926 and 68,713,384 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively.	682	687
Additional paid-in capital	2,266,130	2,333,241
Deferred compensation	(7,855)	(7,489)
Dividends in excess of accumulated earnings	(51,850)	(3,497)
Accumulated other comprehensive loss	(12,640)	(8,483)
Total stockholders' equity	2,194,540	2,314,555
Total liabilities and stockholders' equity	$4,950,835	$4,664,289

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Operations and Other Comprehensive Income

(Dollars in thousands, except per share data)	For the year ended 12-31-02	12-31-01	12-31-00
Revenue:			
Rental income	$630,502	$629,545	$564,613
Management fees	1,355	1,325	1,051
Other income	7,109	2,953	401
Total revenue	638,966	633,823	566,065
Expenses:			
Operating expenses, excluding property taxes	176,587	159,665	140,633
Property taxes	56,352	51,686	46,409
Interest expense	121,380	103,189	83,582
Depreciation expense	143,782	128,642	120,915
General and administrative expense	14,332	15,224	13,013
Impairment loss	6,800	—	—
Total expenses	519,233	458,406	404,552
Equity in income of unconsolidated entities	55	856	2,428
Interest income	3,978	6,823	4,764
Minority interest in consolidated partnerships	(2,570)	(597)	(1,908)
Income before gain on sale of communities	121,196	182,499	166,797
Gain on sale of communities	—	62,852	40,779
Income from continuing operations	121,196	245,351	207,576
Discontinued operations:			
Operating income	3,529	3,646	3,028
Gain on sale of communities	48,893	—	—
Total discontinued operations	52,422	3,646	3,028
Net income	173,618	248,997	210,604
Dividends attributable to preferred stock	(17,896)	(32,497)	(39,779)
Net income available to common stockholders	$155,722	$216,500	$170,825
Other comprehensive loss:			
Cumulative effect of change in accounting principle	—	(6,412)	—
Unrealized loss on cash flow hedges	(4,157)	(2,071)	—
Other comprehensive loss	(4,157)	(8,483)	—
Comprehensive income	$151,565	$208,017	$170,825
Earnings per common share—basic:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.50	$ 3.11	$ 2.53
Discontinued operations	0.76	0.08	0.05
Net income available to common stockholders	$ 2.26	$ 3.19	$ 2.58
Earnings per common share—diluted:			
Income from continuing operations (net of dividends attributable to preferred stock)	$ 1.49	$ 3.05	$ 2.49
Discontinued operations	0.74	0.07	0.04
Net income available to common stockholders	$ 2.23	$ 3.12	$ 2.53

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)	Shares issued		Amount		Additional paid-in capital	Deferred compen-sation	Dividends in excess of accumulated earnings	Accumulated other com-prehensive loss	Stock-holders' equity
	Preferred stock	Common stock	Preferred stock	Common stock					
Balance at December 31, 1999	18,322,700	65,758,009	$183	$658	$2,442,510	$(3,559)	$ (69,507)	$ —	$2,370,285
Net income	—	—	—	—	—	—	210,604	—	210,604
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(188,942)	—	(188,942)
Issuance of common stock	—	1,433,533	—	14	50,523	(3,408)	—	—	47,129
Amortization of deferred compensation	—	—	—	—	—	3,417	—	—	3,417
Balance at December 31, 2000	18,322,700	67,191,542	183	672	2,493,033	(3,550)	(47,845)	—	2,442,493
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	(6,412)	(6,412)
Net income	—	—	—	—	—	—	248,997	—	248,997
Unrealized loss on cash flow hedges	—	—	—	—	—	—	—	(2,071)	(2,071)
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(204,649)	—	(204,649)
Issuance of common stock	—	1,521,842	—	15	59,116	(7,545)	—	—	51,586
Redemption of preferred stock	(8,755,000)	—	(87)	—	(218,908)	—	—	—	(218,995)
Amortization of deferred compensation	—	—	—	—	—	3,606	—	—	3,606
Balance at December 31, 2001	9,567,700	68,713,384	96	687	2,333,241	(7,489)	(3,497)	(8,483)	2,314,555
Net income	—	—	—	—	—	—	173,618	—	173,618
Unrealized loss on cash flow hedges	—	—	—	—	—	—	—	(4,157)	(4,157)
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(209,996)	—	(209,996)
Issuance of common stock, net of withholdings	—	771,142	—	8	28,795	(4,463)	(508)	—	23,832
Repurchase of common stock, including repurchase costs of $39	—	(1,281,600)	—	(13)	(38,281)	—	(11,467)	—	(49,761)
Issuance of preferred stock, net of offering costs of $407	—	—	6	—	14,387	—	—	—	14,393
Redemption of preferred stock	(2,300,000)	—	(29)	—	(72,012)	—	—	—	(72,041)
Amortization of deferred compensation	—	—	—	—	—	4,097	—	—	4,097
Stockholders' equity, December 31, 2002	7,267,700	68,202,926	$ 73	$682	$2,266,130	$(7,855)	$(51,850)	$(12,640)	$2,194,540

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	For the year ended 12-31-02	12-31-01	12-31-00
Cash flows from operating activities:			
Net income	$ 173,618	$ 248,997	$ 210,604
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation expense	143,782	128,642	120,915
Depreciation expense from discontinued operations	695	1,437	1,695
Amortization of deferred financing costs	3,913	3,716	2,924
Amortization of deferred compensation	4,097	3,606	3,417
Income allocated to minority interest in consolidated partnerships	2,570	597	1,908
Gain on sale of communities, net of impairment loss on planned dispositions	(42,093)	(62,852)	(40,779)
Decrease (increase) in cash in operating escrows	(104)	41	1,144
Decrease (increase) in resident security deposits, prepaid expenses and other assets	18,644	(8,503)	(15,438)
Increase in accrued expenses, other liabilities and accrued interest payable	2,987	4,925	15,693
Net cash provided by operating activities	308,109	320,606	302,083
Cash flows used in investing activities:			
Development/redevelopment of real estate assets including land acquisitions and deferred development costs	(426,830)	(353,351)	(171,985)
Acquisition of real estate assets	(106,300)	(129,300)	(252,400)
Capital expenditures—current real estate assets	(10,930)	(9,649)	(15,209)
Capital expenditures—non-real estate assets	(1,142)	(4,183)	(1,359)
Proceeds from sale of communities, net of selling costs	78,454	238,545	156,086
Increase (decrease) in payables for construction	(13,888)	23,656	1,123
Decrease (increase) in cash in section 1031 exchange escrows	39,830	(33,273)	(9,076)
Decrease (increase) in investments in unconsolidated real estate entities	475	(2,851)	34,665
Net cash used in investing activities	(440,331)	(270,406)	(258,155)
Cash flows from financing activities:			
Issuance of common stock	22,296	50,912	36,203
Repurchase of common stock	(49,761)	—	—
Issuance of preferred stock, net of related costs	14,393	—	—
Redemption of preferred stock and related costs	(72,041)	(218,995)	—
Dividends paid	(207,450)	(203,214)	(185,509)
Net borrowings (repayments) under unsecured credit facility	28,970	—	(178,600)
Issuance of mortgage notes payable	—	75,110	—
Repayments of mortgage notes payable	(24,818)	(22,265)	(35,123)
Proceeds from sale of unsecured notes, net of repayments	350,342	300,000	350,000
Payment of deferred financing costs	(3,980)	(8,808)	(4,428)
Redemption of units for cash by minority partners	(1,663)	(864)	—
Contributions from (distributions to) minority partners	16,301	(6,320)	23,142
Net cash provided by (used in) financing activities	72,589	(34,444)	5,685
Net increase (decrease) in cash and cash equivalents	(59,633)	15,756	49,613
Cash and cash equivalents, beginning of year	72,990	57,234	7,621
Cash and cash equivalents, end of year	$ 13,357	$ 72,990	$ 57,234
Cash paid during year for interest, net of amount capitalized	$ 108,903	$ 88,996	$ 72,712

See accompanying notes to Consolidated Financial Statements.

Supplemental disclosures of non-cash investing and financing activities (dollars in thousands):

During the year ended December 31, 2002:

- The Company issued 102,756 units of limited partnership interest in DownREIT partnerships valued at $5,000 in connection with the formation of a DownREIT partnership and the acquisition by that partnership of land. See Note 1, "Organization and Significant Accounting Policies," of the Consolidated Financial Statements for a description of DownREIT partnerships.
- As described in Note 4, "Stockholders' Equity," of the Consolidated Financial Statements, 144,718 shares of common stock were issued, 34,876 shares were withheld to satisfy employees' tax withholding and other liabilities and 2,818 shares were forfeited, for a net value of $5,999.
- The Company assumed $33,900 in variable rate, tax-exempt debt related to the acquisition of one community.
- The Company recorded a liability and a corresponding charge to other comprehensive loss of $4,157 to adjust the Company's Hedged Derivatives (as defined in Note 5, "Derivative Instruments and Hedging Activities," of the Consolidated Financial Statements) to their fair value.
- Common and preferred dividends declared but not paid totaled $51,553.

During the year ended December 31, 2001:

- 762 units of limited partnership, valued at $36, were presented for redemption to the DownREIT partnership that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- The Company issued 619 units of limited partnership in DownREIT partnerships valued at $30 as consideration for acquisitions of apartment communities that were acquired pursuant to the terms of a forward purchase contract agreed to in 1997 with an unaffiliated party. In addition, the Company issued 256,940 units of limited partnership in a DownREIT partnership valued at $12,274 in connection with the formation of a DownREIT partnership and the acquisition by that partnership of land.
- 186,877 shares of common stock were issued at a value of $8,570 and 19,646 shares were forfeited at a value of $235.
- $67 of deferred stock units were converted into 1,803 shares of common stock.
- The Company recorded a liability and a corresponding charge to other comprehensive loss of $8,483 to adjust the Company's Hedged Derivatives to their fair value.
- Common and preferred dividends declared but not paid were $49,007.

During the year ended December 31, 2000:

- 1,520 units of limited partnership in DownREIT partnerships, valued at $60, were issued in connection with an acquisition for cash and units pursuant to a forward purchase contract agreed to in 1997 with an unaffiliated party.
- 304,602 units of limited partnership in DownREIT partnerships, valued at $10,926, were exchanged for an equal number of shares of the Company's common stock.
- 139,336 shares of common stock were issued at a value of $4,703 and 50,310 shares were forfeited at a value of $1,668.
- Real estate assets valued at $5,394 were contributed to a limited liability company in exchange for a 25% membership interest.
- Common and preferred dividends declared but not paid totaled $47,572.

(Dollars in thousands, except per share data)

1. Organization and Significant Accounting Policies

Organization AvalonBay Communities, Inc. (the "Company," which term, unless the context otherwise requires, refers to AvalonBay Communities, Inc. together with its subsidiaries) is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The Company focuses on the ownership and operation of upscale apartment communities in high barrier-to-entry markets of the United States. These markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the country.

At December 31, 2002, the Company owned or held a direct or indirect ownership interest in 137 operating apartment communities containing 40,179 apartment homes in eleven states and the District of Columbia, of which two communities containing 1,089 apartment homes were under reconstruction. In addition, the Company owned or held a direct or indirect ownership interest in 12 communities under construction that are expected to contain an aggregate of 3,429 apartment homes when completed. The Company also owned a direct or indirect ownership interest in rights to develop an additional 38 communities that, if developed in the manner expected, will contain an estimated 9,950 apartment homes.

Principles of Consolidation The Company is the surviving corporation from the merger (the "Merger") of Bay Apartment Communities, Inc. ("Bay") and Avalon Properties, Inc. ("Avalon") on June 4, 1998, in which Avalon shareholders received 0.7683 of a share of common stock of the Company for each share owned of Avalon common stock. The Merger was accounted for under the purchase method of accounting, with the historical financial statements for Avalon presented prior to the Merger. At that time, Avalon ceased to legally exist, and Bay as the surviving legal entity adopted the historical financial statements of Avalon. Consequently, Bay's assets were recorded in the historical financial statements of Avalon at an amount equal to Bay's debt outstanding at that time plus the value of capital stock retained by the Bay stockholders, which approximates fair value. In connection with the Merger, the Company changed its name from Bay Apartment Communities, Inc. to AvalonBay Communities, Inc.

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned partnerships and certain joint venture partnerships in addition to subsidiary partnerships structured as DownREITs. All significant intercompany balances and transactions have been eliminated in consolidation.

In each of the partnerships structured as DownREITs, either the Company or one of the Company's wholly-owned subsidiaries is the general partner, and there are one or more limited partners whose interest in the partnership is represented by units of limited partnership interest. For each DownREIT partnership, limited partners are entitled to receive an initial distribution before any distribution is made to the general partner. Although the partnership agreements for each of the DownREITs are different, generally the distributions per unit paid to the holders of units of limited partnership interests have approximated the Company's current common stock dividend per share. Each DownREIT partnership has been structured so that it is unlikely the limited partners will be entitled to a distribution greater than the initial distribution provided for in the partnership agreement. The holders of units of limited partnership interest have the right to present each unit of limited partnership interest for redemption for cash equal to the fair market value of a share of the Company's common stock on the date of redemption. In lieu of a cash redemption of a limited partner's unit, the Company may elect to acquire any unit presented for redemption for one share of common stock.

The Company accounts for investments in unconsolidated entities in accordance with Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures." The Company uses the equity method to account for investments in which it owns greater than 20% of the equity value or has significant and disproportionate influence over that entity. Investments in which the Company owns 20% or less of the equity value and does not have significant and disproportionate influence are accounted for using the cost method. If there is an event or change in circumstance that indicates a loss in the value of an investment, the Company's policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if the Company could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment. The Company did not recognize an impairment loss on any of its investments in unconsolidated entities during the year ended

December 31, 2002. However, during the year ended December 31, 2001, the Company recorded an impairment loss of $934 related to a technology investment in which the Company no longer owns an equity interest.

Revenue Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year.

The following reconciles total revenue in conformity with generally accepted accounting principles ("GAAP") to total revenue adjusted to state concessions on a cash basis for the years ended December 31, 2002, 2001 and 2000:

	For the year ended		
	12-31-02	12-31-01	12-31-00
Total revenue (GAAP basis)	**$638,966**	$633,823	$566,065
Concessions amortized	**11,044**	4,005	3,043
Concessions granted	**(17,356)**	(6,362)	(2,349)
Total revenue adjusted to state concessions on a cash basis	**$632,654**	$631,466	$566,759

Real Estate Significant expenditures which improve or extend the life of an asset are capitalized. The operating real estate assets are stated at cost and consist of land, buildings and improvements, furniture, fixtures and equipment, and other costs incurred during their development, redevelopment and acquisition. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company's policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. Improvements and upgrades are capitalized only if the item exceeds $15, extends the useful life of the asset and is not related to making an apartment home ready for the next resident. Purchases of personal property, such as computers and furniture, are capitalized only if the item is a new addition. The Company generally expenses purchases of personal property made for replacement purposes.

The capitalization of costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) begins when active development commences and ends when the asset is delivered and a final certificate of occupancy is issued. Cost capitalization during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) begins when an apartment home is taken out-of-service for redevelopment and ends when the apartment home redevelopment is completed and the apartment home is placed in-service.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," the Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the Company currently believes future development is probable. Future development of these communities is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. A charge to expense is included in operating expenses, excluding property taxes on the accompanying Consolidated Statements of Operations and Other Comprehensive Income to provide an allowance for potentially unrecoverable deferred development costs.

Depreciation is calculated on buildings and improvements using the straight-line method over their estimated useful lives, which range from seven to thirty years. Furniture, fixtures and equipment are generally depreciated using the straight-line method over their estimated useful lives, which range from three years (primarily computer-related equipment) to seven years.

Lease terms for apartment homes are generally one year or less. Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized as they accrue.

If there is an event or change in circumstance that indicates an impairment in the value of an operating community, the Company's policy is to assess any impairment in value by making a comparison of the current and projected operating cash flows of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If such carrying amounts are in excess of the estimated projected operating cash flows of the community, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. The Company has not recognized an impairment loss in 2002, 2001 or 2000 on any of its operating communities. However, the Company recognized an impairment loss in 2002 related to land planned for disposition as of December 31, 2002. See Note 7, "Discontinued Operations—Real Estate Assets Held for Sale" of the Consolidated Financial Statements.

Income Taxes The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 1994 and has not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. Management believes that all such conditions for the avoidance of income taxes have been met for the periods presented. Accordingly, no provision for federal and state income taxes has been made. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

The following reconciles net income available to common stockholders to taxable net income for the years ended December 31, 2002, 2001 and 2000:

	2002 Estimate	2001 Actual	2000 Actual
Net income available to common stockholders	$155,722	$216,500	$170,825
Dividends attributable to Preferred Stock, not deductible for tax	17,896	32,497	39,779
GAAP gain on sale of communities less than (in excess of) tax gain	5,164	(21,223)	(15,146)
Depreciation/Amortization timing differences on real estate	(5,893)	(4,899)	(826)
Tax compensation expense in excess of GAAP	(8,568)	(11,129)	(5,873)
Other adjustments	1,395	(124)	(1,157)
Taxable net income	$165,716	$211,622	$187,602

The following summarizes the tax components of the Company's common and preferred dividends declared for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Ordinary income	74%	80%	86%
20% capital gain	23%	14%	9%
Unrecaptured §1250 gain	3%	6%	5%

Deferred Financing Costs Deferred financing costs include fees and costs incurred to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the shorter of the term of the loan or the related credit enhancement facility, if applicable. Unamortized financing costs are written-off when debt is retired before the maturity date. Accumulated amortization of deferred financing costs was $15,765 and $11,916 at December 31, 2002 and 2001, respectively.

Cash, Cash Equivalents and Cash in Escrow Cash and cash equivalents include all cash and liquid investments with an original maturity of three months or less from the date acquired. The majority of the Company's cash, cash equivalents and cash in escrows is held at major commercial banks.

Interest Rate Contracts The Company utilizes derivative financial instruments to manage interest rate risk and has designated these financial instruments as hedges under the guidance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities, an Amendment of Statement No. 133." For fair value hedge transactions, changes in the fair value of the derivative instrument and changes in the fair value of the hedged item due to the risk being hedged are recognized in current period earnings. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. For cash flow hedges where the changes in the fair value of the derivative exceeds the change in fair value of the hedged item, the ineffective portion is recognized in current period earnings. Derivatives which are not part of a hedge relationship are recorded at fair value through earnings. As of December 31, 2002, the Company has approximately $166,000 in variable rate tax-exempt debt subject to cash flow hedges. See Note 5, "Derivative Instruments and Hedging Activities," of the Consolidated Financial Statements.

Comprehensive Income Comprehensive income, which is defined as all changes in equity during each period except for those resulting from investments by or distributions to shareholders, is displayed in the accompanying Consolidated Statements of Stockholders' Equity. Accumulated other comprehensive loss reflects the changes in the fair value of effective cash flow hedges.

Earnings per Common Share In accordance with the provisions of SFAS No. 128, "Earnings per Share," basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company's earnings per common share are determined as follows:

	For the year ended		
	12-31-02	12-31-01	12-31-00
Basic and Diluted shares outstanding			
Weighted average common shares—basic	68,772,139	67,842,752	66,309,707
Weighted average DownREIT units outstanding	988,747	682,134	861,755
Effect of dilutive securities	913,325	1,256,833	969,536
Weighted average common shares and DownREIT units—diluted	70,674,211	69,781,719	68,140,998
Calculation of Earnings per Share—Basic			
Net income available to common stockholders	$ 155,722	$ 216,500	$ 170,825
Weighted average common shares—basic	68,772,139	67,842,752	66,309,707
Earnings per common share—basic	$ 2.26	$ 3.19	$ 2.58
Calculation of Earnings per Share—Diluted			
Net income available to common stockholders	$ 155,722	$ 216,500	$ 170,825
Add: Minority interest of DownREIT unitholders in consolidated partnerships	1,601	1,559	1,759
Adjusted net income available to common stockholders	$ 157,323	$ 218,059	$ 172,584
Weighted average common shares and DownREIT units—diluted	70,674,211	69,781,719	68,140,998
Earnings per common share—diluted	$ 2.23	$ 3.12	$ 2.53

For each of the years presented, certain options to purchase shares of common stock were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares for the period. The number of options not included totaled 1,410,397, 18,269 and 7,500 in 2002, 2001 and 2000, respectively.

In 2002, 42,697 units of limited partnership ("DownREIT units") were presented for redemption and were purchased by the Company for $1,663. In addition, the Company issued 102,756 DownREIT units valued at $5,000 in connection with the acquisition of land. In 2001, 762 DownREIT units, valued at $36, were exchanged for an equal number of shares of the Company's common stock, and 22,076 DownREIT units were presented for redemption and purchased by the Company for $864. The Company also issued 257,559 DownREIT units valued at $12,304 as consideration for acquisitions of apartment communities and land. In 2000, 1,520 DownREIT units, valued at $60, were issued as partial consideration for the acquisition of an apartment community. In addition, 304,602 DownREIT units, valued at $10,926, were exchanged for an equal number of shares of the Company's common stock.

Stock-Based Compensation During the years ended December 31, 2002, 2001 and 2000, the Company applied the intrinsic value method as provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its employee stock options. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 10, "Stock-Based Compensation Plans," for information regarding the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Business Interruption Insurance During 2000, a fire occurred at one of the Company's development communities, which was under construction and unoccupied at the time. The Company had property damage and business interruption insurance which covered this event. Business interruption insurance proceeds of $5,800 and $2,500 are included in other income in the accompanying Consolidated Statements of Operations and Other Comprehensive Income for the years ended December 31, 2002 and 2001, respectively. This settlement was finalized in 2002.

Executive Separation Costs In February 2001, the Company announced certain management changes including the departure of a senior executive who became entitled to severance benefits in accordance with the terms of his employment agreement with the Company. The Company recorded a charge of approximately $2,500 in the first quarter of 2001 related to the costs associated with such departure.

In December 2001, a senior executive of the Company retired from his management position. Upon retirement, the Company recognized compensation expense of approximately $784, relating to the accelerated vesting of restricted stock grants.

Recently Issued Accounting Standards In May 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" was issued. SFAS No. 145, among other items, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," which provided that gains and losses from early debt retirements be treated as extraordinary items. Under SFAS No. 145, gains and losses from early debt retirements will only be treated as extraordinary items if they meet the criteria for extraordinary items under APB No. 30. This statement is effective for fiscal years beginning after May 15, 2002. The Company will adopt this pronouncement effective January 1, 2003, but does not expect it to have a material impact on its financial condition or results of operations.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Under SFAS No. 146, a liability for costs associated with exit or disposal activities is only to be recognized when the liability is incurred and the definition of a liability under Concepts Statement No. 6 is met, rather than at the date of an entity's commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt this pronouncement effective January 1, 2003, but does not expect it to have a material impact on its financial condition or results of operations.

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company will apply the initial recognition and initial measurement provisions of FIN 45 on a prospective basis for any guarantees issued or modified after December 31, 2002, but does not expect the adoption of FIN 45 to have a material impact on its financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 on both an annual and interim basis to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 while the interim disclosure provisions are effective for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which changes the guidelines for consolidation of and disclosure related to unconsolidated entities, if those unconsolidated entities qualify as variable interest entities, as defined in FIN 46. The provisions of FIN 46 are to be applied effective immediately for variable interest entities created after January 31, 2003, and effective July 1, 2003 for variable interest entities created prior to February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN 46 becomes effective, the enterprise should make certain disclosures in all financial statements initially issued after January 31, 2003, regardless of the date on which the variable interest entity was created. The Company does not believe that it is reasonably possible that the adoption of FIN 46 will result in the consolidation of any previously unconsolidated entities. The adoption of FIN 46 may result in additional disclosure about a limited number of investments in variable interest entities, but such disclosure is not expected to be material.

Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Discontinued Operations On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that the assets and liabilities and the results of operations of any communities which have been sold during 2002, or otherwise qualify as held for sale as of December 31, 2002, be presented as discontinued operations in the Company's Consolidated Financial Statements in both current and prior periods presented. The community specific components of net income that are presented as discontinued operations include net operating income, depreciation and interest expense. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of communities held for sale will be presented as discontinued operations when recognized. This change in presentation will not have any impact on the Company's financial condition or results of operations. Real estate assets held for sale will continue to be measured at the lower of the carrying amount or the fair value less the cost to sell, and are presented separately in the accompanying Consolidated Balance Sheets. Subsequent to classification of a community as held for sale, no further depreciation is recorded on the assets.

Reclassifications Certain reclassifications have been made to amounts in prior years' financial statements to conform with current year presentations.

2. Interest Capitalized

Capitalized interest associated with communities under development or redevelopment totaled $29,937, $27,635 and $18,328 for the years ended December 31, 2002, 2001 and 2000, respectively.

3. Notes Payable, Unsecured Notes and Credit Facility

The Company's mortgage notes payable, unsecured notes and variable rate unsecured credit facility as of December 31, 2002 and 2001 are summarized as follows:

	12-31-02	12-31-01
Fixed rate unsecured notes[1]	$1,985,342	$1,635,000
Fixed rate mortgage notes payable—conventional and tax-exempt[2]	311,981	322,495
Variable rate mortgage notes payable—tax-exempt	108,781	67,960
Total notes payable and unsecured notes	2,406,104	2,025,455
Variable rate secured short-term construction loan	36,089	57,314
Variable rate unsecured credit facility	28,970	—
Total mortgage notes payable, unsecured notes and unsecured credit facility	$2,471,163	$2,082,769

(1) Balance at December 31, 2002 includes $342 of debt premium received at issuance of unsecured notes.

(2) Includes approximately $166,000 of variable rate notes in both years effectively fixed through Hedged Derivatives, as described in Note 5, "Derivative Instruments and Hedging Activities," of the Consolidated Financial Statements.

During the year ended December 31, 2002, the Company assumed $33,900 in variable rate, tax-exempt debt related to a community acquisition and repaid $21,225 related to a short-term construction loan, in addition to normal monthly principal and interest payments. In the aggregate, mortgage notes payable, excluding the short-term construction loan, mature at various dates from May 2004 through February 2041 and are collateralized by certain apartment communities. As of December 31, 2002, the Company has guaranteed approximately $149,000 of mortgage notes payable held by subsidiaries; all such mortgage notes payable are consolidated for financial reporting purposes. The weighted average interest rate of the Company's fixed rate mortgage notes payable (conventional and tax-exempt) was 6.6% and 6.7% at December 31, 2002 and 2001, respectively. The weighted average interest rate of the Company's variable rate mortgage notes payable and its unsecured credit facility (as discussed below), including the effect of certain financing related fees, was 3.5% and 3.1% at December 31, 2002 and 2001, respectively.

During the year ended December 31, 2002, the Company issued $450,000 in additional unsecured notes. The Company repaid $100,000 of previously issued unsecured notes pursuant to their scheduled maturity, and no prepayment fees were incurred. The Company's unsecured notes contain a number of financial and other covenants with which the Company must comply, including, but not limited to, limits on the aggregate amount of total and secured indebtedness the Company may have on a consolidated basis and limits on the Company's required debt service payments.

Scheduled payments and maturities of mortgage notes payable and unsecured notes outstanding at December 31, 2002 are as follows:

Year	Secured notes payments	Secured notes maturities	Unsecured notes maturities	Interest rate of unsecured notes
2003	$ 4,104	$ 36,089	$ 50,000	6.250%
			100,000	6.500%
2004	4,055	24,106	125,000	6.580%
2005	4,341	—	100,000	6.625%
			50,000	6.500%
2006	4,647	—	150,000	6.800%
2007	4,976	35,980	110,000	6.875%
			150,000	5.000%
2008	5,327	—	50,000	6.625%
			150,000	8.250%
2009	5,704	10,400	150,000	7.500%
2010	5,293	29,388	200,000	7.500%
2011	5,664	—	300,000	6.625%
			50,000	6.625%
2012	5,401	12,095	250,000	6.125%
Thereafter	123,425	135,856	—	
	$172,937	$283,914	$1,985,000	

The Company has a $500,000 revolving variable rate unsecured credit facility with J.P. Morgan Chase and Fleet National Bank serving as co-agents for a syndicate of commercial banks, which had $28,970 and $0 outstanding and $79,999 and $85,420 in letters of credit on December 31, 2002 and 2001, respectively. Under the terms of the unsecured credit facility, if the Company elects to increase the facility up to $650,000, and one or more banks (from the syndicate or otherwise) voluntarily agree to provide the additional commitment, then the Company will be able to increase the facility up to $650,000, and no member of the syndicate of banks can prohibit such increase; such an increase in the facility will only be effective to the extent banks (from the syndicate or otherwise) choose to commit to lend additional funds. The Company pays participating banks, in the aggregate, an annual facility fee of $750 in equal quarterly installments. The unsecured credit facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), rating levels achieved on the Company's unsecured notes and on a maturity schedule selected by the Company. The current stated pricing is LIBOR plus 0.60% per annum (1.98% on December 31, 2002). Pricing could vary if there is a change in rating by either of the two leading national rating agencies; a change in rating of one level would impact the unsecured credit facility pricing by 0.05% to 0.15%. In addition, the unsecured credit facility includes a competitive bid option, which allows banks that are part of the lender consortium to bid to make loans to the Company at a rate that is lower than the stated rate provided by the unsecured credit facility for up to $400,000. The Company is subject to certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio, minimum unencumbered assets and equity levels and restrictions on paying dividends in amounts that exceed 95% of the Company's Funds from Operations, as defined therein. The existing facility matures in May 2005 assuming exercise of a one-year renewal option by the Company.

4. Stockholders' Equity

As of both December 31, 2002 and 2001, the Company had authorized for issuance 140,000,000 and 50,000,000 shares of common and preferred stock, respectively. Dividends on all series of issued preferred stock are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each month as stated in the table below. None of the series of preferred stock are redeemable prior to the date stated in the table below, but on or after the stated date, may be redeemed for cash at the option of the Company in whole or in part at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any.

In July 2002, the Company redeemed all 2,300,000 outstanding shares of its 8.50% Series C Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.1417 in accrued and unpaid dividends, for an aggregate redemption price of $57,826, including accrued dividends of $326. The redemption price was funded in part by the sale on July 11, 2002 of 592,000 shares of Series I Cumulative Redeemable Preferred Stock through a private placement to an institutional investor for a net purchase price of $14,504. The dividend rate on such shares was initially equal to 3.36% per annum (three month LIBOR plus 1.5%) of the liquidation preference. As permitted under the terms of such preferred stock, the Company redeemed all of the Series I Cumulative Redeemable Preferred Stock on August 29, 2002 for an aggregate redemption price of $14,609 including accrued dividends of $68. The series of preferred stock outstanding have no stated maturity and are not subject to any sinking fund or mandatory redemptions. Preferred stock outstanding as of December 31, 2002 were as follows:

Series	Shares outstanding December 31, 2002	Payable quarterly	Annual rate	Liquidation preference	Non-redeemable prior to
D	3,267,700	March, June, September, December	8.00%	$25	December 15, 2002 — Currently Redeemable
H	4,000,000	March, June, September, December	8.70%	$25	October 15, 2008

During the year ended December 31, 2002, the Company (i) issued 664,118 shares of common stock in connection with stock options exercised, (ii) issued 144,718 common shares in connection with stock grants to employees of which 80% are restricted, (iii) had forfeitures of 2,818 shares of restricted stock grants to employees and (iv) withheld 34,876 shares to satisfy employees' tax withholding and other liabilities.

In addition, the Company announced in July 2002 that its Board of Directors had authorized a common stock repurchase program. Under this program, the Company may acquire shares of its common stock in open market or negotiated transactions up to an aggregate purchase price of $100,000. Actual purchases of stock will vary with market conditions. The size of the stock repurchase program was designed so that retained cash flow, as well as the proceeds from sales of existing apartment communities and a reduction in planned acquisitions, will provide the source of funding for the program, with the Company's unsecured credit facility providing temporary funding as needed. As of December 31, 2002, the Company had repurchased 1,281,600 shares of common stock at an aggregate cost of $49,722 through this program.

Dividends per common share for the years ended December 31, 2002, 2001 and 2000 were $2.80, $2.56 and $2.24 per share, respectively. In 2002, dividends for preferred shares redeemed during the year were $0.92 per share and dividends for all non-redeemed preferred shares were $2.10 per share. In 2001, dividends for preferred shares redeemed during the year were $1.41 and dividends for all non-redeemed preferred shares were $2.10 per share. Dividends per preferred share were $2.17 in 2000.

5. Derivative Instruments and Hedging Activities

The Company has historically used interest rate swap and cap agreements (collectively, the "Hedged Derivatives") to reduce the impact of interest rate fluctuations on its variable rate tax-exempt bonds. The Company has not entered into any interest rate hedge agreements or treasury locks for its conventional unsecured debt and does not hold interest rate hedge agreements for trading or other speculative purposes. As of December 31, 2002, the effect of Hedged Derivatives is to fix approximately $166,000 of the Company's tax-exempt debt at a weighted average interest rate of 5.9% with an average maturity of 3.7 years. In addition, a Hedged Derivative exists to fix the interest rate on approximately $22,500 of the Company's unconsolidated variable rate debt as of December 31, 2002. These Hedged Derivatives are accounted for in accordance with SFAS No. 133, which as amended, was adopted by the Company on January 1, 2001. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized currently in earnings unless specific hedge accounting criteria are met.

The Company has determined that its Hedged Derivatives qualify as effective cash-flow hedges under SFAS No. 133, resulting in the Company recording all changes in the fair value of the Hedged Derivatives in other comprehensive income. Amounts recorded in other comprehensive income will be reclassified into earnings in the period in which earnings are affected by the hedged cash flows. At January 1, 2001, in accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect adjustment of $6,412 to other comprehensive loss to recognize at fair value all of the derivatives that are designated as cash flow hedging instruments. During the years ended December 31, 2002 and 2001, the Company recorded additional unrealized losses to other comprehensive loss of $4,157 and $2,599, respectively, to adjust the Hedged Derivatives to their fair value. In addition, a Swap Agreement with a fair value of $528 was transferred in connection with the sale of a community during the first quarter of 2001. The estimated amount, included in accumulated other comprehensive loss as of December 31, 2002, expected to be reclassified into earnings within the next twelve months to offset the variability of cash flows during this period is not material.

The Company assesses, both at inception and on an on-going basis, the effectiveness of all hedges in offsetting cash flows of hedged items. Hedge ineffectiveness did not have a material impact on earnings and the Company does not anticipate that it will have a material effect in the future. The fair values of the obligations under the Hedged Derivatives are included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. The credit risk is the risk of a counterparty not performing under the terms of the Hedged Derivatives. The counterparties to these Hedged Derivatives are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group. The Company monitors the credit ratings of counterparties and the amount of the Company's debt subject to Hedged Derivatives with any one party. Therefore, the Company believes the likelihood of realizing material losses from counterparty non-performance is remote. Market risk is the adverse effect of the value of financial instruments that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken. These risks are managed by the Company's Chief Financial Officer and Vice President of Finance.

6. Investments in Unconsolidated Entities

Investments in Unconsolidated Real Estate Entities As of December 31, 2002, the Company had investments in the following unconsolidated real estate entities, which are accounted for under the equity method of accounting, except as described below:

- *Falkland Partners, LLC* was formed as a general partnership in July 1985 to own and operate Falkland Chase, a 450 apartment-home community located in Silver Spring, Maryland. In 1993, Avalon acquired a 50% ownership and economic interest in the partnership for an investment of $2,200. The Company, as successor by merger to Avalon in 1998, became the managing member of the limited liability company in 2000 after conversion from a general partnership. The Company has responsibility for the day-to-day operations of the Falkland Chase community and is the management agent subject to the terms of a management agreement. As of December 31, 2002, Falkland Chase has $24,695 of tax-exempt floating rate debt outstanding (1.0% as of December 31, 2002), which matures in December 2030.
- *Town Run Associates* was formed as a general partnership in November 1994 to develop, own and operate Avalon Run, a 426 apartment-home community located in Lawrenceville, New Jersey. Since formation of this venture, the Company has invested $1,803 and, following a preferred return on all contributed equity (which was achieved in 2002), has a 40% ownership and cash flow interest with a 49% residual economic interest. The Company is responsible for the day-to-day operations of the Avalon Run community and is the management agent subject to the terms of a management agreement. The development of Avalon Run was funded entirely through equity contributions from Avalon as well as the other venture partner, and therefore Avalon Run is not subject to any outstanding debt as of December 31, 2002.

- *Town Grove, LLC* was formed as a limited liability corporation in December 1997 to develop, own and operate Avalon Grove, a 402 apartment-home community located in Stamford, Connecticut. Since formation of this venture, the Company has invested $14,653 and, following a preferred return on all contributed equity (which was achieved in 2002), has a 49% ownership and a 50% cash flow and residual economic interest. The Company is responsible for the day-to-day operations of the Avalon Grove community and is the management agent subject to the terms of a management agreement. The development of Avalon Grove was funded through contributions from the Company and the other venture partner, and therefore Avalon Grove is not subject to any outstanding debt as of December 31, 2002.
- *Avalon Terrace, LLC*—The Company acquired Avalon Bedford, a 388 apartment-home community located in Stamford, Connecticut in December 1998. In May 2000, the Company transferred Avalon Bedford to Avalon Terrace, LLC and subsequently admitted a joint venture partner, while retaining a 25% ownership interest in this limited liability company for an investment of $5,394 and a right to 50% of cash flow distributions after achievement of a threshold return (which was not achieved in 2002). The Company is responsible for the day-to-day operations of the Avalon Bedford community and is the management agent subject to the terms of a management agreement. As of December 31, 2002, Avalon Bedford has $22,500 in variable rate debt outstanding, which came due in November 2002, but was extended until November 2005. The interest rate on this debt is fixed through a Hedged Derivative as discussed in Note 5, "Derivative Instruments and Hedging Activities."
- *Arna Valley View Limited Partnership*—In connection with the municipal approval process for the development of two consolidated communities, the Company agreed to participate in the formation of a limited partnership in February 1999 to develop, finance, own and operate Arna Valley View, a 101 apartment-home community located in Arlington, Virginia. This community has affordable rents for 100% of apartment homes related to the tax-exempt bond financing and tax credits used to finance construction of the community. A subsidiary of the Company is the general partner of the partnership, with a 0.01% ownership interest. The Company is responsible for the day-to-day operations of the community, and is the management agent subject to the terms of a management agreement. As of December 31, 2002, Arna Valley View has $6,150 of variable rate tax-exempt bonds outstanding, which mature in June 2032. In addition, Arna Valley View has $4,134 of 4% fixed rate county bonds outstanding that mature in December 2030. Due to the Company's limited ownership and investment in this venture, it is accounted for using the cost method.

The following is a combined summary of the financial position of the entities accounted for using the equity method, as of the dates presented:

	(Unaudited)	
	12-31-02	12-31-01
Assets:		
Real estate, net	$136,096	$136,679
Other assets	5,323	10,886
Total assets	$141,419	$147,565
Liabilities and partners' equity:		
Mortgage notes payable	$ 47,195	$ 47,195
Other liabilities	3,820	5,172
Partners' equity	90,404	95,198
Total liabilities and partners' equity	$141,419	$147,565

The following is a combined summary of the operating results of the entities accounted for using the equity method, for the years presented:

	For the year ended (unaudited)		
	12-31-02	12-31-01	12-31-00
Rental income	$27,678	$28,746	$22,653
Operating and other expenses	(9,604)	(9,098)	(6,295)
Interest expense, net	(2,125)	(2,402)	(1,209)
Depreciation expense	(4,988)	(4,253)	(3,287)
Net income	$10,961	$12,993	$11,862

The financial position and operating results in the preceding tables reflect reclassifications made to amounts in prior years' financial statements to conform with current year presentations. The Company also holds a 25% limited liability company membership interest in the limited liability company that owns Avalon on the Sound, which is presented on a consolidated basis in the financial statements in accordance with GAAP due to the Company's control over that entity.

Investments in Unconsolidated Non-Real Estate Entities At December 31, 2002, the Company holds minority interest investments in five non-real estate entities, three of which are technology companies. Based on ownership and control criteria, the Company accounts for two of these investments using the equity method, with the remaining non-real estate investments accounted for at cost. During the years ended December 31, 2002, 2001 and 2000, the Company recorded losses of $3,166, $1,730 and $719, respectively, related to Realeum, Inc., one of the two investments accounted for under the equity method, bringing the carrying value of this investment to zero as of December 31, 2002. The aggregate carrying value of the Company's investment in unconsolidated non-real estate entities was $1,855 and $2,737 as of December 31, 2002 and 2001, respectively.

The following is a summary of the Company's equity in income of unconsolidated entities for the years presented:

	For the year ended		
	12-31-02	12-31-01	12-31-00
Town Grove, LLC	$ 1,391	$ 1,977	$ 1,977
Falkland Partners, LLC	1,058	924	577
Town Run Associates	481	606	555
Avalon Terrace, LLC	253	(3)	38
Realeum, Inc.	(3,166)	(1,730)	(719)
Other unconsolidated non-real estate entities	38	(918)	—
Total	$ 55	$ 856	$ 2,428

7. Discontinued Operations—Real Estate Assets Held for Sale

The Company has a policy of disposing of assets that are not consistent with its long-term investment criteria when market conditions are favorable. In connection with this strategy, the Company solicits competing bids from unrelated parties for individual assets, and considers the sales price and tax ramifications of each proposal. During the year ended December 31, 2002, the Company sold one community, as summarized below:

Community Name	Location	Period of sale	Apartment homes	Debt	Gross sales price	Net proceeds
Longwood	Brookline, MA	4Q02	277	$ —	$ 80,100	$ 78,454
Total of all 2002 asset sales			277	$ —	$ 80,100	$ 78,454
Total of all 2001 asset sales			2,551	$ 8,145	$241,130	$230,400
Total of all 2000 asset sales			1,932	$31,694	$160,085	$124,392

As of December 31, 2002, the Company did not have any communities that qualified as held for sale under the provisions of SFAS No. 144. However, as required under SFAS No. 144, the operations for the community sold in 2002 have been presented as discontinued operations. Accordingly, certain reclassifications have been made in prior years to reflect the results of operations for this community as discontinued operations, consistent with current year presentation. The following is a summary of income from discontinued operations for the years presented:

		For the year ended (unaudited)	
	12-31-02	12-31-01	12-31-00
Rental income	$ 6,707	$ 7,834	$ 7,330
Operating and other expenses	(2,481)	(2,737)	(2,580)
Interest expense, net	(2)	(14)	(27)
Depreciation expense	(695)	(1,437)	(1,695)
Gain on sale	48,893	—	—
Income from discontinued operations	$52,422	$ 3,646	$ 3,028

In addition, the accompanying Consolidated Balance Sheets include net real estate of $30,642, other assets (excluding net real estate) of $103 and liabilities of $820 as of December 31, 2001 relating to this community.

As of December 31, 2002, the Company has determined that two land parcels with an aggregate carrying value (prior to adjustment) of $26,739 would not likely proceed to development and are planned for disposition. Although these assets do not qualify as held for sale under the provisions of SFAS No. 144, the Company performed an analysis of the carrying value of these assets in connection with this change in anticipated use. As a result, the Company recorded an impairment loss of $6,800 during the year ended December 31, 2002 to reflect these parcels at fair market value (based on their entitlement status as of December 31, 2002), less estimated selling costs. See Note 14, "Subsequent Events," of the Consolidated Financial Statements.

8. Commitments and Contingencies

Employment Agreements and Arrangements As of December 31, 2002, the Company has employment agreements with six executive officers. The employment agreements provide for severance payments and generally also provide for accelerated vesting of stock options and restricted stock in the event of a termination of employment (except for a termination by the Company with cause or a voluntary termination by the employee). The current term of these agreements ends on dates that vary between December 2003 and December 2006. The employment agreements provide for one-year automatic renewals (two years in the case of the CEO) after the initial term unless an advance notice of non-renewal is provided by either party. Under five of the agreements, upon a notice of non-renewal by the Company, the officer may terminate his employment and receive a severance payment. Upon a change in control, the agreements provide for an automatic extension of up to three years from the date of the change in control. The employment agreements provide for base salary and incentive compensation in the form of cash awards, stock options and stock grants subject to the discretion of, and attainment of performance goals established by, the Compensation Committee of the Board of Directors.

During the fourth quarter of 1999, the Company adopted an Officer Severance Program (the "Program") for the benefit of those officers of the Company who do not have employment agreements. Under the Program, in the event an officer who is not otherwise covered by a severance arrangement is terminated (other than for cause) within two years of a change in control (as defined) of the Company, such officer will generally receive a cash lump sum payment equal to the sum of such officer's base salary and cash bonus, as well as accelerated vesting of stock options and restricted stock.

Legal Contingencies The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

9. Segment Reporting

The Company's reportable operating segments include Established Communities, Other Stabilized Communities, and Development/Redevelopment Communities. Annually as of January 1st, the Company determines which of its communities fall into each of these categories and maintains that classification throughout the year for the purpose of reporting segment operations.

- *Established Communities* (also known as Same Store Communities) are communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had stabilized occupancy and costs as of the beginning of the prior year. These communities are divided into geographic regions. For the year 2002, the Established Communities were communities that had stabilized occupancy and costs as of January 1, 2001. A community is considered to have stabilized occupancy at the earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.
- *Other Stabilized Communities* includes all other completed communities that have stabilized occupancy, as defined above.
- *Development/Redevelopment Communities* consists of communities that are under construction and have not received a final certificate of occupancy, communities where substantial redevelopment is in progress or is planned to begin during the current year and communities under lease-up, that have not reached stabilized occupancy, as defined above, as of January 1, 2002.

The primary financial measure for Established and Other Stabilized Communities is Net Operating Income ("NOI"), which is calculated at the community level and represents total revenue less direct property operating expenses, including property taxes, and excludes property management and other indirect operating expenses, interest expense, depreciation expense, general and administrative expense and impairment losses. The primary performance measure for communities under development or redevelopment depends on the stage of completion. While under development, management monitors actual construction costs against budgeted costs as well as lease-up pace and rent levels compared to budget.

The table on the following page provides details of the Company's segment information as of the dates specified. The segments are classified based on the individual community's status as of the beginning of the given calendar year. Therefore, each year the composition of communities within each business segment is adjusted. Accordingly, the amounts between years are not directly comparable. The accounting policies applicable to the operating segments described above are the same as those described in the summary of significant accounting policies.

	Total revenue	NOI	% NOI change from prior year	Gross real estate
For the year ended December 31, 2002				
Segment Results				
Established				
Northeast	$151,565	$104,782	(8.5%)	$ 840,939
Mid-Atlantic	77,811	55,695	(3.6%)	423,229
Midwest	32,998	19,665	(5.2%)	251,590
Pacific Northwest	10,664	6,550	(12.2%)	96,738
Northern California	151,619	110,845	(17.5%)	1,340,846
Southern California	48,372	34,505	1.9%	340,656
Total Established	473,029	332,042	(9.9%)	3,293,998
Other Stabilized	95,009	66,992	n/a	823,242
Development / Redevelopment	70,928	39,156	n/a	1,143,623
Land Held for Future Development	n/a	n/a	n/a	78,688
Non-Allocated	n/a	n/a	n/a	29,902
Total AvalonBay	$638,966	$438,190	(3.8%)	$5,369,453
For the year ended December 31, 2001				
Segment Results				
Established				
Northeast	$113,564	$81,777	8.4%	$ 570,551
Mid-Atlantic	81,976	60,256	8.4%	438,010
Midwest	21,069	13,089	1.7%	145,025
Pacific Northwest	6,784	4,985	3.3%	60,426
Northern California	157,736	121,923	6.9%	1,216,489
Southern California	42,462	30,188	9.2%	294,625
Total Established	423,591	312,218	7.5%	2,725,126
Other Stabilized	153,463	108,689	n/a	988,295
Development / Redevelopment	56,769	34,532	n/a	991,667
Land Held for Future Development	n/a	n/a	n/a	66,608
Non-Allocated	n/a	n/a	n/a	28,764
Total AvalonBay	$633,823	$455,439	11.9%	$4,800,460
For the year ended December 31, 2000				
Segment Results				
Established				
Northeast	$ 84,764	$60,297	6.5%	$ 444,158
Mid-Atlantic	68,646	49,694	9.2%	392,758
Midwest	20,455	12,869	5.0%	144,550
Pacific Northwest	3,778	2,751	17.1%	34,382
Northern California	107,342	82,126	15.9%	938,630
Southern California	23,458	16,635	11.6%	158,165
Total Established	308,443	224,372	10.8%	2,112,643
Other Stabilized	198,444	141,270	n/a	1,441,767
Development / Redevelopment	59,178	41,492	n/a	882,043
Land Held for Future Development	n/a	n/a	n/a	33,161
Non-Allocated	n/a	n/a	n/a	24,296
Total AvalonBay	$566,065	$407,134	18.7%	$4,493,910

Operating expenses as reflected on the accompanying Consolidated Statements of Operations and Other Comprehensive Income include $32,163, $32,967 and $28,111 for the years ended December 31, 2002, 2001 and 2000, respectively, of property management and other indirect operating expenses that are not allocated to individual communities. These costs are not reflected in NOI as shown in the above tables. Gross real estate as shown above does not include communities held for sale of $30,642 as reflected on the accompanying Consolidated Balance Sheets as of December 31, 2001. Segment information for the periods ending December 31, 2001 and 2000 have been adjusted for the communities that were designated as held for sale or sold in 2002 as described in Note 7, "Discontinued Operations—Real Estate Assets Held for Sale," of the Consolidated Financial Statements.

10. Stock-Based Compensation Plans

The Company adopted the 1994 Stock Incentive Plan, as amended and restated on March 31, 2001 (the "1994 Plan"), for the purpose of encouraging and enabling the Company's officers, associates and directors to acquire a proprietary interest in the Company and as a means of aligning management and stockholder interests and as a retention incentive for key associates. Individuals who are eligible to participate in the 1994 Plan include officers, other associates, outside directors and other key persons of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries. The 1994 Plan authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code ("ISOs"), (ii) the grant of stock options that do not so qualify, (iii) grants of shares of restricted and unrestricted common stock, (iv) grants of deferred stock awards, (v) performance share awards entitling the recipient to acquire shares of common stock and (vi) dividend equivalent rights.

As of December 31, 2002, under the 1994 Plan a maximum of 1,415,862 shares of common stock were available for issuance. On each January 1, the maximum number available for issuance under the 1994 Plan is increased by between 0.48% and 1.00% of the total number of shares of common stock and DownREIT units actually outstanding on such date. On January 1, 2003, the maximum number available for issuance was increased by 664,115 to 2,079,977. Notwithstanding the foregoing, the maximum number of shares of stock for which ISOs may be issued under the 1994 Plan shall not exceed 2,500,000 and no awards shall be granted under the 1994 Plan after May 11, 2011. For purposes of this limitation, shares of common stock which are forfeited, canceled and reacquired by the Company, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) shall be added back to the shares of common stock available for issuance under the 1994 Plan. Stock options with respect to no more than 300,000 shares of stock may be granted to any one individual participant during any one calendar year period. Options granted to officers and employees under the 1994 Plan vest over periods (and may be subject to accelerated vesting under certain circumstances) as determined by the Compensation Committee of the Board of Directors and must expire no later than ten years from the date of grant. Options granted to non-employee directors under the 1994 Plan are subject to accelerated vesting under certain limited circumstances, become exercisable on the first anniversary of the date of grant, and expire ten years from the date of grant. Restricted stock granted to officers and employees under the 1994 Plan vest over periods (and may be subject to accelerated vesting under certain circumstances) as determined by the Compensation Committee of the Board of Directors. Generally, the restricted stock grants that have been awarded to officers and employees vest over four years, with 20% vesting immediately on the grant date and the remaining 80% vesting equally over the next four years from the date of grant. Restricted stock granted to non-employee directors vests 20% on the date of issuance and 20% on each of the first four anniversaries of the date of issuance. Options to purchase 1,497,504, 2,780,757, and 3,123,713 shares of common stock were available for grant under the 1994 Plan at December 31, 2002, 2001 and 2000, respectively.

Before the Merger, Avalon had adopted its 1995 Equity Incentive Plan (the "Avalon 1995 Incentive Plan"). Under the Avalon 1995 Incentive Plan, a maximum number of 3,315,054 shares (or 2,546,956 shares as adjusted for the Merger) of common stock were issuable, plus any shares of common stock represented by awards under Avalon's 1993 Stock Option and Incentive Plan (the "Avalon 1993 Plan") that were forfeited, canceled, reacquired by Avalon, satisfied without the issuance of common stock or otherwise terminated (other than by exercise). Options granted to officers, non-employee directors and associates under the Avalon 1995 Incentive Plan generally vested over a three-year term, expire ten years from the date of grant and are exercisable at the market price on the date of grant.

In connection with the Merger, the exercise prices and the number of options under the Avalon 1995 Incentive Plan and the Avalon 1993 Plan were adjusted to reflect the equivalent Bay shares and exercise prices based on the 0.7683 share conversion ratio used in the Merger. Officers, non-employee directors and associates with Avalon 1995 Incentive Plan or Avalon 1993 Plan options may exercise their adjusted number of options for the Company's common stock at the adjusted exercise price. As of June 4, 1998, the date of the Merger, options and other awards ceased to be granted under the Avalon 1993 Plan or the Avalon 1995 Incentive Plan. Accordingly, there were no options to purchase shares of common stock available for grant under the Avalon 1995 Incentive Plan or the Avalon 1993 Plan at December 31, 2002, 2001 or 2000.

Information with respect to stock options granted under the 1994 Plan, the Avalon 1995 Incentive Plan and the Avalon 1993 Plan is as follows:

	1994 Plan shares	Weighted average exercise price per share	Avalon 1995 and Avalon 1993 Plan shares	Weighted average exercise price per share
Options outstanding, December 31, 1999	2,033,274	$32.63	1,828,337	$34.63
Exercised	(172,376)	34.78	(327,582)	28.65
Granted	631,795	34.56	—	—
Forfeited	(66,736)	33.50	(16,410)	35.84
Options outstanding, December 31, 2000	2,425,957	$32.96	1,484,345	$35.94
Exercised	(367,652)	33.05	(487,312)	35.79
Granted	946,612	45.90	—	—
Forfeited	(111,639)	40.34	(4,836)	36.61
Options outstanding, December 31, 2001	2,893,278	$36.91	992,197	$36.03
Exercised	(281,206)	31.65	(350,157)	37.39
Granted	719,198	45.63	—	—
Forfeited	(165,263)	42.72	(1,534)	39.86
Options outstanding, December 31, 2002	3,166,007	$39.05	640,506	$35.27
Options exercisable:				
December 31, 2000	1,183,551	$32.05	1,313,219	$35.71
December 31, 2001	1,537,194	$33.58	976,830	$35.99
December 31, 2002	2,003,395	$35.95	640,506	$35.27

For options outstanding at December 31, 2002 under the 1994 Plan, 170,600 options had exercise prices ranging between $18.37 and $29.99 and a weighted average contractual life of 2.2 years, 1,473,010 options had exercise prices ranging between $30.00 and $39.99 and a weighted average contractual life of 6.2 years, and 1,522,397 options had exercise prices ranging between $40.00 and $49.90 and a weighted average contractual life of 8.6 years. Options outstanding at December 31, 2002 for the Avalon 1993 and Avalon 1995 Plans had exercise prices ranging from $26.68 to $39.70 and a weighted average contractual life of 4.1 years.

The Company applies the intrinsic value method as provided in APB Opinion No. 25 and related interpretations in accounting for its Plans. Accordingly, no compensation expense has been recognized for the stock option portion of the stock-based compensation plan.

The following table illustrates the effect on the Company's net income available to common stockholders and earnings per share if the Company had applied the fair value recognition provisions prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," to the Plans (unaudited):

	For the year ended		
	12-31-02	12-31-01	12-31-00
Net income available to common stockholders, as reported	$155,722	$216,500	$170,825
Deduct: Total compensation expense determined under fair value based method, net of related tax effects	(2,904)	(3,576)	(2,767)
Pro forma net income available to common stockholders	$152,818	$212,924	$168,058
Earnings per share:			
Basic—as reported	$ 2.26	$ 3.19	$ 2.58
Basic—pro forma	$ 2.22	$ 3.14	$ 2.53
Diluted—as reported	$ 2.23	$ 3.12	$ 2.53
Diluted—pro forma	$ 2.18	$ 3.07	$ 2.49

The fair value of the options granted during 2002 is estimated at $4.52 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 6.15%, volatility of 18.90%, risk-free interest rates of 4.81%, actual number of forfeitures, and an expected life of approximately 7 years. The fair value of the options granted during 2001 is estimated at $4.83 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 5.58%, volatility of 16.47%, risk-free interest rates of 5.07%, actual number of forfeitures, and an expected life of approximately 3 years. The fair value of the options granted during 2000 is estimated at $3.76 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 6.51%, volatility of 15.93%, risk-free interest rates of 6.61%, actual number of forfeitures, and an expected life of approximately 3 years.

In October 1996, the Company adopted the 1996 Non-Qualified Employee Stock Purchase Plan (as amended, the "ESPP"). Initially, 1,000,000 shares of common stock were reserved for issuance under this plan. There are currently 702,342 shares remaining available for issuance under the plan. Full-time employees of the Company generally are eligible to participate in the ESPP if, as of the last day of the applicable election period, they have been employed by the Company for at least one month. All other employees of the Company are eligible to participate provided that as of the applicable election period they have been employed by the Company for twelve months. Under the ESPP, eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions, subject to maximum purchase limitations. The ESPP provides for a series of "purchase periods." Prior to 2000, there were two purchase periods per year of six months each. Since 2000, there has been one purchase period per year. Beginning in 2003, the purchase period will be a period of seven months beginning each May 1 and ending each November 30. The purchase price for common stock purchased under the plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable purchase period or the last day of the applicable purchase period. The offering dates, purchase dates and duration of purchase periods may be changed by the Board of Directors, if the change is announced prior to the beginning of the affected date or purchase period. The Company issued 29,345, 14,917 and 34,055 shares under the ESPP for 2002, 2001 and 2000, respectively.

11. Fair Value of Financial Instruments

Cash and cash equivalent balances are held with various financial institutions and may at times exceed the applicable Federal Deposit Insurance Corporation limit. The Company monitors credit ratings of these financial institutions and the concentration of cash and cash equivalent balances with any one financial institution and believes the likelihood of realizing material losses from the excess of cash and cash equivalent balances over insurance limits is remote.

The following estimated fair values of financial instruments were determined by management using available market information and established valuation methodologies, including discounted cash flows. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

- Cash equivalents, rents receivable, accounts payable and accrued expenses, and other liabilities are carried at their face amounts, which reasonably approximate their fair values.
- Bond indebtedness and notes payable with an aggregate carrying value of $2,442 and $2,083 had an estimated aggregate fair value of $2,639 and $2,191 at December 31, 2002 and 2001, respectively.

12. Related Party Arrangements

Purchase of Mortgage Loan The Company's Chairman and CEO, and the Company's former Chairman and CEO, are partners of an entity that is the general partner of Arbor Commons Associates Limited Partnership ("Arbor Commons Associates"). Arbor Commons Associates owns Avalon Arbor, a 302 apartment home community in Shrewsbury, Massachusetts. Concurrently with its initial public offering in November 1993, Avalon purchased an existing participating mortgage loan made to Arbor Commons Associates that was originated by CIGNA Investments, Inc. The mortgage loan is secured by Arbor Commons Associates' interest in Avalon Arbor. This loan accrues interest at a fixed rate of 10.2% per annum, payable at 9.0% per annum. The balance of the note receivable at both December 31, 2002 and 2001 was $21,483. The balance of accrued interest on the note receivable as of December 31, 2002 and 2001, respectively, was $4,965 and $5,231, and is included in other assets on the accompanying Consolidated Balance Sheets. Related interest income of $3,091, $3,081 and $3,009 was recorded for the years ended December 31, 2002, 2001 and 2000, respectively. Under the terms of the loan, the Company (as successor to Avalon) receives (as contingent interest) 50% of the cash flow after the 10.2% accrual rate is paid and 50% of the residual profits upon the sale of the community.

Unconsolidated entities The Company manages several unconsolidated real estate joint venture entities for which it receives management fee revenue. From these entities the Company received management fee revenue of $1,019, $1,011 and $691 in the years ended December 31, 2002, 2001 and 2000, respectively.

Indebtedness of Management The Company has a recourse loan program under which the Company lends amounts to or on behalf of employees ("Stock Loans") equivalent to the estimated employees' tax withholding liabilities related to the vesting of restricted stock under the 1994 Stock Incentive Plan, as amended and restated on March 31, 2001. In accordance with the Sarbanes-Oxley Act of 2002, no loans to senior officers will be renewed and the Company intends to phase out the Stock Loan program for all other participants over a period of approximately one year. The principal balance outstanding under the Stock Loans to employees was $1,133 at both December 31, 2002 and 2001. The balance of accrued interest on the notes receivable was $45 and $100 as of December 31, 2002 and 2001, respectively. Interest income on the notes of $61, $62 and $76 was recorded for the years ended December 31, 2002, 2001 and 2000, respectively. Each Stock Loan is made for a one-year term, is a full personal recourse obligation of the borrower and is secured by a pledge to the Company of the stock that vested and gave rise to the tax withholding liability for which the loan was made. In addition, dividends on the pledged stock are automatically remitted to the Company and applied toward repayment of the Stock Loan.

Consulting Agreement with Mr. Meyer In March 2000, the Company and Gilbert M. Meyer announced that Mr. Meyer would retire as Executive Chairman of the Company in May 2000. Although Mr. Meyer ceased his day-to-day involvement with the Company as an executive officer, he continues to serve as a director. In addition, pursuant to a consulting agreement which terminates in May 2003, Mr. Meyer agreed to serve as a consultant to the Company for three years following his retirement for an annual fee of $1,395. In such capacity he responds to requests for assistance or information concerning business matters with which he became familiar while employed and he provides business advice and counsel to the Company with respect to business strategies and acquisitions, dispositions, development and redevelopment of multifamily rental properties.

Director Compensation The Company's Stock Incentive Plan provides that directors of the Company who are also employees receive no additional compensation for their services as a director. Under the Stock Incentive Plan, on the fifth business day following each annual meeting of stockholders, each of the Company's non-employee directors automatically receives options to purchase 7,000 shares of common stock at the last reported sale price of the common stock on the NYSE on such date, and a restricted stock (or deferred stock award) grant of 2,500 shares of common stock. The Company recorded compensation expense relating to these deferred stock awards in the amount of $743, $624 and $525 in the years ended December 31, 2002, 2001 and 2000, respectively. Deferred compensation relating to these deferred stock awards was $757 and $688 on December 31, 2002 and 2001, respectively.

Investment in Realeum, Inc. As an employee incentive and retention mechanism, the Company arranged for officers of the Company to hold direct or indirect economic interest in Realeum, Inc. Realeum, Inc. is a company involved in the development and deployment of a property management and leasing automation system, in which the Company invested $2,300 in January 2002. The Company currently utilizes this property management and leasing automation system and has paid $480, $80 and $0 to Realeum, Inc. under the terms of its licensing arrangements during the years ended December 31, 2002, 2001 and 2000, respectively.

13. Quarterly Financial Information (Unaudited)

The following summary represents the quarterly results of operations for the years ended December 31, 2002 and 2001:

	For the three months ended			
	3-31-02	6-30-02	9-30-02	12-31-02
Total revenue	$158,296	$158,966	$160,358	$161,346
Net income available to common stockholders	$ 35,690	$ 32,315	$ 24,685	$ 63,033
Net income per common share—basic	$ 0.52	$ 0.47	$ 0.36	$ 0.92
Net income per common share—diluted	$ 0.51	$ 0.46	$ 0.35	$ 0.91

	For the three months ended			
	3-31-01	6-30-01	9-30-01	12-31-01
Total revenue	$153,810	$160,368	$161,219	$158,426
Net income available to common stockholders	$ 41,654	$ 39,131	$ 79,229	$ 56,486
Net income per common share—basic	$ 0.62	$ 0.58	$ 1.16	$ 0.83
Net income per common share—diluted	$ 0.61	$ 0.57	$ 1.14	$ 0.81

14. Subsequent Events (Unaudited)

As of February 28, 2003, six communities previously held for operating purposes were classified as held for sale under SFAS No. 144. These communities had an aggregate net real estate carrying value of $129,032 and debt of $27,305 as of December 31, 2002. The Company is actively pursuing the disposition of these communities and expects to close during the first and second quarters of 2003.

For the period January 1, 2003 through February 28, 2003, the Company has repurchased an additional 761,000 shares of common stock at an aggregate cost of $27,659 through its common stock repurchase program.

On January 15, 2003, $50,000 in unsecured notes matured and were paid, including the balance of accrued interest.

On February 18, 2003, the Company gave notice of its intent to redeem all 3,267,700 outstanding shares of its 8.00% Series D Cumulative Redeemable Preferred Stock. The closing of this redemption is anticipated on March 20, 2003 at a price of $25.00 per share, plus $0.0167 in accrued and unpaid dividends, for an aggregate redemption price of $81,747, including accrued dividends of $55. This redemption will be funded by the sale of shares of Series J Cumulative Redeemable Preferred Stock through a private placement to an institutional investor. The dividend rate on such shares will initially be based on three month LIBOR plus 1.5%. The Series J Cumulative Redeemable Preferred Stock will be redeemable at any time at the Company's option.

In February 2003, the Company won an appeal regarding the entitlement status of one of the two land parcels planned for disposition as of December 31, 2002. If the Company decides to continue with the planned disposition, this change in entitlement status may increase the potential value of the land and therefore decrease the previously estimated loss that would be recognized at the date of disposal. However, the Company is currently reevaluating the planned disposal of this parcel, which may result in 2003 in the partial recovery of the impairment loss recognized in 2002, if the Company decides to hold the land for development.

Report of Independent Auditors

To the Board of Directors and Stockholders of
AvalonBay Communities, Inc.:

We have audited the accompanying consolidated balance sheets of AvalonBay Communities, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations and other comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AvalonBay Communities, Inc. at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company adopted Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In addition, as discussed in Note 5 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

Ernst & Young LLP

McLean, Virginia
January 21, 2003

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange (NYSE) and the Pacific Exchange (PCX) under the ticker symbol AVB. The following table sets forth the quarterly high and low sales prices per share of our common stock on the NYSE for the years 2002 and 2001, as reported by the NYSE. On February 1, 2003 there were 795 holders of record of an aggregate of 68,149,232 shares of our outstanding common stock. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one recordholder.

	2002			2001		
	Sales Price		Dividends declared	Sales Price		Dividends declared
	High	Low		High	Low	
Quarter ended March 31	$50.660	$44.440	$0.70	$50.000	$45.200	$0.64
Quarter ended June 30	$52.650	$45.660	$0.70	$47.450	$42.450	$0.64
Quarter ended September 30	$46.150	$40.480	$0.70	$51.900	$43.800	$0.64
Quarter ended December 31	$41.830	$36.720	$0.70	$49.700	$44.010	$0.64

We expect to continue our policy of paying regular quarterly cash dividends. However, dividend distributions will be declared at the discretion of the Board of Directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors as the Board of Directors may consider relevant. The Board of Directors may modify our dividend policy from time to time.

AvalonBay Corporate Information

Board of Directors

Bryce Blair
Chairman of the Board,
CEO and President
AvalonBay Communities, Inc.

Bruce A. Choate
CEO and President
Watson Land Company

John J. Healy, Jr.
Founder and CEO
Hyde Street Holdings, Inc.

Gilbert M. Meyer
Founder and President
Greenbriar Homes Communities, Inc.

Charles D. Peebler, Jr.
Managing Director
Plum Capital, LLC

Lance R. Primis
Managing Partner
Lance R. Primis and Partners, LLC

Allan D. Schuster
Private Investor

Amy P. Williams
Vice President, Finance and Planning
Allstate Insurance Company

Officers

Bryce Blair
Chairman of the Board,
CEO and President

Timothy J. Naughton
Chief Operating Officer

Samuel B. Fuller
Executive Vice President
Development / Construction

Thomas J. Sargeant
Executive Vice President
Chief Financial Officer and Treasurer

Leo S. Horey
Senior Vice President
Property Operations

James R. Liberty
Senior Vice President
Construction

Charlene Rothkopf
Senior Vice President
Human Resources

David W. Bellman
Regional Vice President
Construction

Matthew H. Birenbaum
Regional Vice President
Development

Gwyneth Jones Coté
Regional Vice President
Property Operations

Lili F. Dunn
Regional Vice President
Investments

William M. McLaughlin
Regional Vice President
Development

J. Richard Morris
Regional Vice President
Construction

Stephen W. Wilson
Regional Vice President
Development

Tracey B. Appelbaum
Vice President
Development

Miguel A. Azua
Vice President
Controller

Shannon E. Brennan
Vice President
Customer Service

Sean J. Breslin
Vice President
Investments

Scott W. Dale
Vice President
Development

Mark J. Forlenza
Vice President
Development

Frederick S. Harris
Vice President
Development

Dirk V. Herrman
Vice President
Chief Marketing Officer

David L. Kirzinger
Vice President
Property Operations

Ronald S. Ladell
Vice President
Development

Lyn C. Lansdale
Vice President
Strategic Business Services

Joanne M. Lockridge
Vice President
Finance and Assistant Treasurer

Janice A. Miner
Vice President
Property Operations

Edward M. Schulman
Vice President
General Counsel and Secretary

Lawrence A. Scott
Vice President
Development

Bernard J. Ward
Vice President
Property Operations

James R. Willden
Vice President
Engineering

Offices

Headquarters

Washington, DC
2900 Eisenhower Avenue,
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300
Fax: (703) 329-1459

Regional Offices

Boston, MA
1250 Hancock Street, Suite 804N
Quincy, MA 02169
Phone: (617) 472-9491
Fax: (617) 472-5553

Chicago, IL
P.O. Box 5303
Wheaton, IL 60189
Phone: (630) 653-7470
Fax: (630) 653-7504

New Canaan, CT
220 Elm Street, Suite 200
New Canaan, CT 06840
Phone: (203) 801-3302
Fax: (203) 801-3310

Newport Beach, CA
4440 Von Karman Avenue,
Suite 300
Newport Beach, CA 92660
Phone: (949) 955-6200
Fax: (949) 955-6237

New York, NY
535 Fifth Avenue, 17th Floor
New York, NY 10017
Phone: (212) 370-9269
Fax: (212) 370-1511

San Francisco, CA
4340 Stevens Creek Boulevard,
Suite 275
San Jose, CA 95129
Phone: (408) 983-1500
Fax: (408) 984-7060

Seattle, WA
11808 Northup Way, Suite W311
Bellevue, WA 98005
Phone: (425) 576-2100
Fax: (425) 576-8447

Woodbridge, NJ
Woodbridge Place
517 Route One South, Suite 5500
Iselin, NJ 08830
Phone: (732) 404-4800
Fax: (732) 283-9105

Investor Relations

Investor Relations
AvalonBay Communities, Inc.
2900 Eisenhower Avenue,
Suite 300
Alexandria, VA 22314
(703) 329-6300 ext. 4632
ir@avalonbay.com

Website

www.avalonbay.com

Transfer Agent

Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard,
3C3
Charlotte, NC 28288
(800) 829-8432

Form 10K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

Stock Listings

NYSE—AVB
PCX—AVB

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" included in this report for a discussion regarding risks associated with these statements. A discussion of our use of the non-GAAP term "Funds from Operations" or "FFO" also appears in this report in our discussion of the results of operations.

DESIGN: HEINEY & CRAIG, INC., SAN FRANCISCO

AvalonBay
COMMUNITIES, INC.

2900 Eisenhower Avenue Suite 300 Alexandria, VA 22314 www.avalonbay.com